UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the six month period ended September 2013

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Sesa Sterlite Limited

I

CONVENTIONS USED IN THIS FORM

We refer to information regarding the zinc, oil and gas, iron ore, copper, aluminum and power industries, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the fiscal year ended March 31, 2013 and for six months period ended September 30, 2012 and 2013 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards, or IFRS, and its interpretations issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupees to US Dollars at the rate of Rs. 62.58 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of September 30, 2013. No representation is made that the Indian Rupee amounts represent US Dollar amounts or have been, could have been or could be converted into US Dollars at such rates or any other rate.

In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa,” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “$,” “US$,” “Dollars” or “US Dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rupees” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian Dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian Dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet.

We conduct our businesses both directly and through a number of group of companies that we have ownership interests in. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we,” “us,” “our,” “Sesa Sterlite,” “our company,” or “our consolidated group of companies” mean Sesa Sterlite Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Proprietary Limited, or CMT, Thalanga Copper Mines Proprietary Limited, or TCM, Bharat Aluminium Company Limited, or BALCO, Hindustan Zinc Limited, or HZL, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), or SIL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, Talwandi Sabo Power Limited, or TSPL, Sesa Resources Limited, Sesa Mining Corporation Limited, Goa Energy Private Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited, Western Clusters Limited, Malco Energy Limited (formerly known as Vedanta Aluminium Limited), , Cairn India Limited, or Cairn India and its subsidiaries, Twinstar Mauritius Holding Limited and , Twinstar Energy Holding Limited THL Zinc Ventures Limited or THLZVL,

II

THL Zinc Limited, or THLZL, THL Zinc Holding B.V., or THLZBV, THL Zinc Namibia Holdings (Proprietary) Limited, or Skorpion, Skorpion Zinc (Proprietary) Limited (formerly known as Anglobase Namibia (Pty.) Ltd.), Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited, or BMM, Vedanta Lisheen Holdings Limited, or Lisheen (formerly Vedanta Lisheen Finance Limited), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Lisheen Mine Partnership, Lakomasko BV, Maritime Ventures Private Limited, Vedanta Exploration Ireland Limited , Sterlite Ports Limited (formerly known as Malco Power Company Limited), or MPCL, Sterlite Infraventures Limited (formerly known as Malco Industries Limited), or MIL, Vizag General Cargo Berth Private Limited, or VGCB, Paradip Multi Cargo Berth Private Limited, or PMCB, Pecvest 17 Proprietary Limited and Lakomasko B.V..

Our consolidated financial information does not include our controlling shareholder Vedanta Resources Plc, or Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines Plc, or KCM, Konkola Resources Plc, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Onclave PTC Limited, or Onclave, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twinstar Investments Limited , Twinstar Overseas Limited, Twin Star Infrastructure Limited, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited, Westglobe Limited, Finsider International Company Lmited UK, Vedanta Resources Jersey Limited, Vedanta Finance Jersey Limited, Vedanta Jersey Investments Limited, Sesa Sterlite US Corporation, Sesa Sterlite US LLC Sesa Sterlite Mauritius Holdings Limited, and RoshSkor Township (Pty) Ltd or Roshkar, Goa Maritime Private Limited or Goa Maritime and Gaurav Overseas Limited or Gaurav Overseas, except that Roshkar, Goa Maritime and Gaurav Overseas are associates and our unaudited condensed consolidated interim financial information statement accounts for our non-controlling interest therein under the equity method of accounting. References to the “Vedanta group” are to Vedanta and its subsidiaries. References to “Sterlite” means the erstwhile Sterlite Industries India Limited, “MALCO” means the erstwhile Madras Aluminium Company Limited, “Sterlite Energy” or “SEL” means the erstwhile Sterlite Energy Limited, “Vedanta Aluminium” or “VAL” means Malco Energy Limited and “Sesa Goa” means the erstwhile Sesa Goa Limited.

References to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminium are to the cash seller and settlement price on the LME for copper, zinc or aluminium for the period indicated. References to primary market share in this annual report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This form contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position,

III

future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:-

•	a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production of for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases to mining sites;

•	general risks related to Sesa Sterlite’s commercial power business;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipelines and terminals may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

IV

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

V

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)

Unaudited Condensed Consolidated Interim Statements of Income for the half year ended September 30, 2012 and 2013.	F-2
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the half year ended September 30, 2012 and 2013.	F-3
Unaudited Condensed Consolidated Interim Statements of Financial Position as at March 31, 2013 and September 30, 2013.	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the half year ended September 30, 2012, and 2013.	F-5
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the half year ended September 30, 2012 and 2013.	F-6
Notes to the Unaudited Condensed Consolidated interim Financial Statements	F-8

SESASTERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the half years ended September 30,	Notes	2012	2013	2013
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Revenue	4	360,487	323,868	5,175.3
Cost of sales		(271,216)	(249,020)	(3,979.2)

Gross profit		89,271	74,848	1,196.1
Other operating income		2,882	(1,110)	(17.7)
Distribution expenses		(9,122)	(5,748)	(91.9)
Administration expenses		(9,057)	(8,968)	(143.3)

Operating profit		73,974	59,022	943.2
Investment and other income	5	17,010	18,805	300.5
Finance and other costs	6	(28,541)	(52,015)	(831.2)

Profit before tax		62,443	25,812	412.5
Income tax expense	7	(5,275)	521	8.3

Profit for the year		57,168	26,333	420.8

Profit attributable to:
Equity holders of the parent		29,915	9,942	158.9
Non-controlling interests		27,253	16,391	261.9
Earnings per share	20
Basic		10.09	3.35	0.1
Diluted		10.09	3.35	0.1
Weighted average number of equity shares used in computing earnings per share
Basic		2,965,004,871	2,965,004,871	2,965,004,871
Diluted		2,965,004,871	2,965,004,871	2,965,004,871

The accompanying notes are an integral part of these consolidated financial statements.

SESA STERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the half years ended September 30,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Profit for the year	57,168	26,333	420.8
Other comprehensive income/(loss), net of tax:
Items that may be reclassified subsequently to consolidated income statement:
Exchange differences on translation of foreign operations	10,311	65,472	1,046.2
(Loss)/gain on available-for-sale financial investments	(968)	(126)	(2.0)
Cash flow hedges	1,120	(892)	(14.3)

Total	10,463	64,454	1,029.9
Items that will not be reclassified subsequently to consolidated income statement:
Actuarial losses on post retirement defined benefit plan	(163)	(44)	(0.7)

Total	(163)	(44)	(0.7)

Total other comprehensive income/(loss) for the year, net of tax	10,300	64,410	1,029.2

Total comprehensive income	67,468	90,743	1,450.0

Total comprehensive income attributable to:
Equity holders of the parent	31,858	28,194	450.5
Non-controlling interests	35,610	62,549	999.5

	67,468	90,743	1,450.0

The accompanying notes are an integral part of these consolidated financial statements.

SESA STERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

As at		March 31, 2013	September 30, 2013	September 30, 2013
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment		1,661,636	1,774,292	28,352.4
Intangible assets		17,456	17,946	286.8
Leasehold land prepayments		1,807	3,306	52.8
Deferred tax assets		43,816	51,714	826.4
Financial asset investments		112	91	1.5
Current tax assets		5,121	17,009	271.8
Other non-current assets	8	9,683	11,435	182.7

Total non-current assets		1,739,631	1,875,793	29,974.4

Current assets
Inventories	9	95,887	102,848	1,643.5
Current tax assets		1,120	3,960	63.3
Trade and other receivables	10	133,554	100,161	1,600.5
Financial asset investments		1,100	—	—
Short-term investments	11	408,169	483,341	7,723.6
Derivative financial assets	18	1,057	7,706	123.1
Restricted cash and cash equivalents	12	568	1,338	21.4

Cash and cash equivalents	13	15,337	13,166	210.4

Total current assets		656,792	712,520	11,385.8

Total assets		2,396,423	2,588,313	41,360.2

LIABILITIES
Current liabilities
Short-term borrowings	14	178,659	148,646	2,375.3
Acceptances	15	77,669	97,506	1,558.1
Trade and other payables	16	159,988	178,180	2,847.2
Derivative financial liabilities		2,374	4,604	73.6
Retirement benefits		156	245	3.9
Provisions		792	814	13.0
Current tax liabilities		3,710	7,257	116.0

Total current liabilities		423,348	437,252	6,987.1

Net current assets		233,444	275,268	4,398.7

Non-current liabilities
Long-term borrowings	14	523,234	587,378	9,386.0
Deferred tax liabilities		261,708	296,221	4,733.5
Derivative financial liabilities		1,282	2,663	42.6
Retirement benefits		2,034	2,143	34.2
Provisions		15,569	18,704	298.9
Other non-current liabilities	17	13,155	10,233	163.5

Total non-current liabilities		816,982	917,342	14,658.7

Total liabilities		1,240,330	1,354,594	21,645.8

Net assets		1,156,093	1,233,719	19,714.4

EQUITY
Share capital	19	2,965	2,965	47.4
Securities premium		200,010	200,010	3,196.1
Other components of equity		3,581	21,833	348.9
Retained earnings		447,124	452,704	7,234.0

Equity attributable to equity holders of the parent		653,680	677,512	10,826.4

Non-controlling interests		502,413	556,207	8,888.0

Total equity		1,156,093	1,233,719	19,714.4

The accompanying notes are an integral part of these consolidated financial statements.

SESA STERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the half year ended September 30,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Cash flows from operating activities
Profit before tax	62,443	25,812	412.5
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation and amortization	56,654	61,378	980.7
Provision for doubtful debts/advances	7	(33)	(0.5)
Fair value gain on financial assets held for trading	(7,388)	(9,964)	(159.2)
Gain on sale of financial asset investments	—	(116)	(1.9)
(Profit)/Loss on sale of fixed asset, net	(636)	240	3.8
Exchange loss/(gains), net	1,824	20,708	330.9
(Gain)/loss on fair valuation of conversion option	(706)	253	4.0
Interest and dividend income	(9,622)	(8,725)	(139.4)
Interest expense	24,764	34,745	555.2
Changes in assets and liabilities:
(Increase)/ decrease in trade and other receivables	(14,522)	2,997	47.9
(Increase)/ decrease in inventories	(15,588)	(5,691)	(90.9)
Decrease /(increase) in other current and non-current assets	(35,846)	(20,106)	(321.3)
Increase/(Decrease) in trade and other payable	(1,421)	(19,017)	(303.9)
(Decrease)/increase in other current and non-current liabilities	29,875	23,463	374.9
Proceeds from sale of financial asset investment	—	1,100	17.6
Proceeds from short-term investments	322,414	547,523	8,749.2
Purchases of short-term investments	(314,489)	(607,569)	(9,708.6)

Cash generated from operations	97,763	46,998	751.0
Interest paid	(23,443)	(22,775)	(363.9)
Interest received	6,189	6,557	104.8
Dividends received	823	148	2.4
Income tax paid	(18,245)	(24,954)	(398.8)

Net cash from operating activities	63,087	5,974	95.5

Cash flows from investing activities
Purchases of property, plant and equipment	(40,834)	(38,785)	(619.8)
Proceeds from sale of property, plant and equipment	1,764	258	4.1
Loans repaid by related parties	—	1,224	19.6
Loans to related parties	(6,590)	(4,869)	(77.8)

Proceeds from short-term deposits	96,656	89,046	1,422.9
Purchases of short-term deposits	(156,403)	(85,117)	(1,360.1)
Net changes in restricted cash and cash equivalents	10	(770)	(12.3)

Net cash used in investing activities	(105,397)	(39,013)	(623.4)

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	5,268	(9,336)	(149.2)
Proceeds from acceptances	162,686	75,915	1,213.1
Repayment of acceptances	(155,993)	(57,088)	(912.3)
Proceeds from other short-term borrowings	132,444	150,556	2,405.8
Repayment of other short-term borrowings	(134,921)	(203,771)	(3,256.2)
Proceeds from long-term borrowings	33,556	140,893	2,251.4
Repayment of long-term borrowings	(23,002)	(141,619)	(2,263.0)
Loan from related party	2,333	88,028	1,406.7
Payment of dividends to equity holders of the parent, including dividend tax	(5,848)	(4,318)	(69.0)
Payment of dividends to non-controlling interests, including dividend tax	(1,550)	(9,383)	(149.9)

Net cash provided by financing activities	14,973	29,877	477.4

Effect of exchange rate changes on cash and cash equivalents	2,799	991	15.8
Net (decrease)/increase in cash and cash equivalents	(24,538)	(2,171)	(34.7)
Cash and cash equivalents at the beginning of the year	83,481	15,337	245.1
Cash and cash equivalents at the end of the year[2]	58,943	13,166	210.4

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	45,174	53,957	862.2

The accompanying notes are an integral part of these consolidated financial statements.

1.	Assignment of loan receivables from related parties to a subsidiary company amounting to $916.2 million (Rs 54,167 million) has been considered as non-cash item.
2.	for composition refer Note 13.

SESA STERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retirement benefit reserve	Retained earning	Total	Non controlling interest	Total

Balance as at April 1, 2012	2,965	200,010	(2,132)	1,535	(3,183)	—	404,938	604,134	438,524	1,042,658
Profit for the year	—	—	—	—	—	—	29,915	29,915	27,253	57,168
Exchange differences on translation of foreign operations	—	—	1,873	—	—	—	—	1,873	8,438	10,311
Movement in available for sale financial investments	—	—	—	(968)	—	—	—	(968)		(968)
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	1,165	—	—	1,165	(45)	1,120
Actuarial losses on post retirement defined benefit plan						(127)	—	(127)	(36)	(163)

Total comprehensive income for the period	—	—	1,873	(968)	1,165	(127)	29,915	31,858	35,610	67,468

Change in non-controlling interests	—	—	—	—	—	—	—	—	769	769
Dividend paid including tax on dividend	—	—	—	—	—	—	(5,848)	(5,848)	(1,550)	(7,398)

Balance as at September 30, 2012	2,965	200,010	(259)	567	(2,018)	(127)	429,005	630,144	473,353	1,103,497

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retirement benefit reserve	Retained earning	Total	Non controlling interest	Total
Balance as at April 1, 2013	2,965	200,010	3,174	125	414	(132)	447,124	653,680	502,413	1,156,093
Profit for the year	—	—	—	—	—		9,942	9,942	16,391	26,333
Exchange differences on translation of foreign operations	—	—	19,188	—	—		—	19,188	46,284	65,472
Movement in available for sale financial investments	—	—	—	(10)	—		—	(10)	—	(10)
Recycled to income statement				(75)				(75)	(41)	(116)
Actuarial losses on post retirement defined benefits plan						(44)		(44)		(44)
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	(807)		—	(807)	(85)	(892)

Total comprehensive income for the period	—	—	19,188	(85)	(807)	(44)	9,942	28,194	62,549	90,743

Change in non-controlling interests							(44)	(44)	628	584
Dividend paid including tax on dividend	—	—	—	—	—		(4,318)	(4,318)	(9,383)	(13,701)

Balance as at September 30, 2013	2,965	200,010	22,362	40	(393)	(176)	452,704	677,512	556,207	1,233,719

Balance as at September 30, 2013 (in US dollars in million)	47.4	3,196.1	357.4	0.6	(6.3)	(2.8)	7,234.0	10,826.4	8,888.0	19,714.4

SESA STERLITE LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Company overview

Sterlite Industries (India) Limited (“SIIL”) and its consolidated subsidiaries (collectively, “Sterlite”) were principally engaged in non-ferrous metals and mining in India, Australia, Namibia, South Africa and Ireland. Sterlite is also in the business of commercial power generation and port operations in India. SIIL was incorporated on September 8, 1975 under the laws of the Republic of India and has its registered office at Tuticorin, Tamilnadu. SIIL’s shares were listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, SIIL completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, SIIL completed its follow-on offering of an additional 131,906,011 ADSs, each currently representing four equity shares, which were listed on the New York Stock Exchange.

Consolidation and re-organization of Sesa Goa, SIIL, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite

On February 25, 2012, Vedanta Resources Plc (“Vedanta”), the ultimate parent company of SIIL, Sesa Goa, Vedanta Aluminium, Sterlite Energy, Cairn India and MALCO announced an all-share merger of Sesa Goa Limited (“Sesa Goa”) and SIIL, to create Sesa Sterlite Limited (“SSL”) and to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Reorganisation Transactions” consisting of the “Amalgamation and Reorganisation Scheme” and the “Cairn India Consolidation”). The Reorganisation Transactions were executed during the six months ended September 30, 2013 and the name of the merged entity has been changed to Sesa Sterlite Limited with effect from September 18, 2013.

Sesa Goa has furnished to the Securities and Exchange Commission (“SEC”) a notice as required by Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which states that Sesa Goa is the successor issuer to Sterlite under the Exchange Act and that the equity shares of Sesa Goa with a par value of Re. 1 each (“Sesa Goa Shares”) will be traded in the United States in the form of American Depositary Shares (“ADSs”), each ADSs representing four Sesa Goa Shares (the “Sesa Goa ADSs”) and such ADSs are deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act.

The Amalgamation and Reorgnisation Scheme

The Amalgamation and Reorganisation Scheme has been sanctioned by the Honourable High Court of Madras vide its order dated July 25, 2013 and the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013. The Amalgamation and Reorganisation Scheme was made effective in the month of August 2013.

In accordance with the Amalgamation and reorganisation Scheme

i.	SIIL merged with and into Sesa Goa (which has been renamed as Sesa Sterlite) through the issue of Sesa Goa shares to SIIL shareholders (other than MALCO) on a three for five basis resulting in the issue of 1,944,874,125 Sesa Goa shares to SIIL shareholders. The holders of SIIL ADSs received three Sesa Goa ADSs for every five existing Sterlite ADSs. The outstanding convertible bonds have become convertible bonds of Sesa Goa with equivalent rights and obligations;

ii.	MALCO’s power business was sold to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

iii.	MALCO merged with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a seven for ten basis, resulting in the issue of 78,724, 989 Sesa Goa shares to the shareholders of MALCO and consequently, MALCO’s holding in SIIL was cancelled;

iv.	Sterlite Energy merged with and into Sesa Goa for no consideration;

v.	Vedanta Aluminium’s aluminium business demerged from Vedanta Aluminium and merged with and into Sesa Goa for no consideration; and

vi.	Through a separate but concurrent amalgamation under Indian and Mauritian law, Ekaterina Limited, a Mauritian company and a wholly owned subsidiary of Vedanta which held Vedanta’s 70.5% ownership interest in Vedanta Aluminium, merged with and into Sesa Goa. SIIL held the remaining 29.5% of the shares of Vedanta Aluminium, upon this concurrent amalgamation scheme becoming effective, Vedanta Aluminium will be a wholly-owned subsidiary of Sesa Sterlite.

The Sesa Sterlite shares are listed on the BSE and the NSE. In connection with the merger of SIIL into Sesa Goa to form Sesa Sterlite, Sesa Sterlite has established an ADS facility and its ADSs are now listed on The New York Stock Exchange.

Cairn India Consolidation

Pursuant to the share purchase agreement, dated February 25, 2012 between Bloom Fountain Limited (“BFL”), a wholly owned subsidiary of the Sesa Goa and Vedanta Resources Holdings Limited (“VRHL”), BFL acquired 38.68% shareholding in Cairn India Limited and an associated debt of USD 5,998 million by way of acquisition of Twinstar Energy Holding Limited (‘TEHL’), for a nominal cash consideration of USD 1. Consequently with effect from August 26, 2013, TEHL, Twin Star Mauritius Holdings Limited and Cairn India Limited (including all its subsidiaries) have become subsidiaries of the Sesa Goa.

Slump Sale

Through a slump sale agreement dated August 19, 2013 between Vedanta Aluminium and the Company, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh, has been purchased by the Company at a consideration of Rs 28,929 million.

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. Sterlite Energy was already a wholly owned subsidiary of the erstwhile SIIL and SIIL, Vedanta Aluminium, MALCO and Cairn India were already subsidiaries of Vedanta, the ultimate holding company. Hence the entire re-organisation transactions falls within the purview of the common control business combination and hence are accounted for in a manner similar to the pooling-of-interest method based on the book predecessor values. The assets and liabilities of the acquired entity are recognised at the book values recorded in the Vedanta’s consolidated financial statements for the respective periods. The accounting guidance under common control combination requires that financial statements of the combined entity Sesa Sterlite to be presented on a combined basis retrospectively as if the transaction had occurred at the earliest reporting period and accordingly the financial information for the period ended September 30, 2012 and March 31, 2013 have been adjusted giving effect to the reorganisation transactions. Refer note 3 (D) accounting policy for transaction under common control.

Post the effectiveness of the series of transactions, Sesa Sterlite Limited (“SSL”) and its consolidated subsidiaries (collectively, the “Company” or “Sesa Sterlite” is a diversified natural resource company engaged in exploring extracting and processing minerals and oil and gas. We produce zinc, lead, silver, copper, aluminium, iron ore, oil & gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. The Company is also in the business of commercial power generation and port operations in India and has its registered office at Panjim in state of Goa in India.

These unaudited condensed consolidated interim financial statements were authorized for issue by SSL board of directors on December 23, 2013.

SSL is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn a wholly-owned subsidiaries of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star, Finsider, West Globe and Welter held 42.0%, 13.5%, 1.5% and 1.3% respectively of SSL equity as at September 30, 2013.

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2013. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, four sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh were suspended during the last quarter of fiscal 2012.

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Company has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at September 30, 2013.

The Company’s oil and gas business is owned and operated by Cairn India Limited (“Cairn”) in which Sesa Sterlite has 58.8 % interest as at September 30, 2013. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

The Company’s iron ore business is wholly owned by SSL and Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group and the Sonshi group of mines in state of Goa, Narrain mines situated at state of Karnataka in India, a Met Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. Company’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron assets and is a wholly owned by the Company. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

The Company’s copper business is owned and operated by SSL, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZE and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZE in the UAE.

The Company’s aluminium business is owned and operated by SSL and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as on September 30, 2013. SSL aluminium operations include a refinery and a 90 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Company’s power business is owned and operated by SSL and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the SSL which are engaged in the power generation business in India. SSL power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India and all four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and is a development stage enterprise in the process of constructing the power plant. Power business also include the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009 and 100 MW power plant at MALCO Energy Limited situated at Mettur Dam in the State of Tamil Nadu in southern India

The Company’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) and Paradip Multi Cargo Berth Private Limited (“PMCBPL”), in which the Company owns a 74% interest in each. Vizag port project includes mechanisation of coal handling facilities and up gradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013. Pursuant to the delay in statutory clearances, Paradip Multi Cargo Berth project is not being pursued.

2. Basis of preparation of financial statements

Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements have been prepared in accordance with the accounting policies, set out below and were consistently applied to all periods presented unless otherwise stated.

Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost convention and on an accrual cost basis, except for derivative financial instruments, short-term investments and available-for-sale financial investments.

Going concern

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the going concern basis of accounting.

Convenience translation

The unaudited condensed consolidated interim financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of readers, the unaudited condensed consolidated interim financial statements as at and for the period ended September 30, 2013 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = Rs. 62.58 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2013. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Significant accounting policies

A. Basis of consolidation

The unaudited condensed consolidated interim financial statements incorporate the results of SSL and all its subsidiaries, being the entities that it controls. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns.

The results of subsidiaries acquired or sold during the year are consolidated for the periods from, or to, the date on which control is transferred. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, have been eliminated in preparing the unaudited condensed consolidated interim financial statements. Unrealized losses are eliminated unless costs cannot be recovered.

B. Investments in associates

Investments in associates are accounted for using the equity method. An associate is an entity over which the Company is in a position to exercise significant influence over operating and financial policies. Goodwill arising on the acquisition of associates is included in the carrying value of investments in associate.

Investment in associates is initially recorded at the cost to the Company and then, in subsequent periods, the carrying value is adjusted to reflect the Company’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of income and consolidated statements of comprehensive income include the Company’s share of associate’s results, except where the associate is generating losses, share of such losses in excess of the Company’s interest in that associate are not recognized. Losses recognised under the equity method in excess of the Company’s investment in ordinary shares are applied to the other components of the Company’s interest that forms part of Company’s net investment in the associate in the reverse order of their seniority (i.e. priority in liquidation).

Additional losses are provided for, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred.

C. Revenue recognition

Revenues are measured at the fair value of the consideration received or receivable, net of discounts, volume rebates, outgoing sales taxes, excise duty and other indirect taxes. Revenues are recognised when all significant risks and rewards of ownership of the commodity sold are transferred to the customer and the commodity has been delivered to the shipping agent. Revenues from sale of by-products are included in revenue.

Certain of the Company’s sales contracts provide for provisional pricing based on the price on The London Metal Exchange (“LME”), as specified in the contract, when shipped. Final settlement of the price is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represent the Company’s share of oil, gas and condensate production, recognised on a direct entitlement basis, and tariff income received for third party use of operating facilities and pipelines in accordance with agreements.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

When the Company acts as a port operator, revenues and costs relating to each construction contract of service concession arrangements are recognised over the period of each arrangement only to the extent of costs incurred that are probable of recovery. Revenues and costs relating to operating phase of the port contract are measured at the fair value of the consideration received or receivable for the services provided.

Revenue from rendering of services is recognised on the basis of work performed.

Dividend income is recognised when the right to receive payment is established. Interest income is recognised using the effective interest rate method.

D. Business combinations

Acquisitions are accounted for under the purchase method. The acquirer’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognised at their fair value at the acquisition date.

Excess of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the consolidated statements of income in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

The Company makes adjustments to the provisional fair value amounts recognised at the date of acquisition to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognised as of that date. The Company applies the measurement period adjustments retrospectively to the consolidated financial statements to reflect the measurement period adjustments as retrospectively recorded on the date of the acquisition as if measurement period adjustments had been recorded initially at the date of acquisition.

Any non-controlling interest in an acquiree is measured at fair value or as the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to consolidated statements of income in line with IFRS 3.

Common Control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are accounted for in a manner similar to the pooling-of-interest method based on the predecessor values. The assets and liabilities of the acquired entity are recognised at the book values recorded in the ultimate parent entity’s consolidated financial statements The components of equity of the acquired companies are added to the same components within Group equity except that any share capital and investments in the books of acquiring entity is cancelled and the differences if any is adjusted in the retained earnings. The Company’s shares issued in consideration for the acquired companies are recognized from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period. However, the prior years’ comparative information is only adjusted for periods during which the entities were under common control.

E (a) Property, plant and equipment

(i). Relating to mineral assets - Mining properties and leases: The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc. is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

The stripping cost incurred during the production phase of an surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met.

Deferred stripping cost are included in mining properties within Property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

(ii). Relating to oil and gas assets — Exploration & evaluation assets and developing/ producing assets

For oil and gas assets a successful efforts based accounting policy is followed. Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the income statement. Expenditure incurred on the acquisition of a licence interest is initially capitalised on a licence-by-licence basis. Costs are held, un-depleted, within exploration and evaluation assets until such time as the exploration phase on the licence area is complete or commercial reserves have been discovered.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised initially within property, plant and equipment - exploration and evaluation assets and subsequently allocated to drilling activities. Exploration drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost centre within property, plant & equipment - development/producing assets after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the income statement.

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant & equipment - development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus proceeds are credited to the income statement. Net proceeds from any disposal of development/producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the income statement to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

(iii). Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the consolidated statements of income in the period in which the costs are incurred. Major inspection and overhaul expenditure is capitalised.

(iv). Assets in the course of construction

Assets in the course of construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

(v). Depreciation

•	Relating to mining properties:

Mining properties and other assets in the course of development or construction and freehold land are not depreciated. Capitalised mining properties costs are amortised once commercial production commences, as described in “Property, plant and equipment - mining properties”.

•	Relating to oil and gas assets

All expenditure carried within each field is amortised from the commencement of production on a unit of production basis, which is the ratio of oil and gas production in the period to the estimated quantities of commercial reserves at the end of the period plus the production in the period, generally on a field-by-field basis or group of fields which are reliant on common infrastructure.

Commercial reserves are proven and probable oil and gas reserves, which are defined as the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible. There should be a 50 per cent statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proven and probable reserves and a 50 per cent statistical probability that it will be less.

Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future field development costs required to access commercial reserves. Changes in the estimates of commercial reserves or future field development costs are dealt with prospectively.

Other buildings, plant and equipment, office equipment and fixtures, and motor vehicles are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
— Operations	17-30 years
— Administration	5-58 years
Plant and equipment	1-21 years
Office equipment and fixtures	3-15 years
Motor vehicles	2-10 years

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the consolidated statements of income if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Company reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change(s) is accounted for as a change in accounting estimate.

(b) Intangible assets

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as intangible asset and stated at cost less impairment. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to are expensed as incurred.

Intangible assets arising out of service concession arrangements are accounted for as intangible assets where the Company has a contractual right to charge users of services when the projects are completed and is measured at the cost of such construction services completed. Such assets are amortised on straight line basis over the balance of licence period.

F. Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the consolidated statements of financial position.

G. Financial instruments

(i). Non-derivative financial assets

The Company initially recognises loans and receivables and deposits on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial asset investments, short-term investments, cash and cash equivalents, loans and receivables.

(a). Financial asset investments

Financial asset investments are classified as available-for-sale and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealized gains and losses on financial asset investments are recognised directly in the consolidated statements of comprehensive income. Upon disposal or impairment of the investments, the gains and losses in other comprehensive income are reclassified into the consolidated statements of income.

Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are measured at cost. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

(b). Short-term investments

Short-term investments represent short-term marketable securities and other bank deposits with an original maturity more than three months.

Short-term marketable securities are categorized as held for trading and are initially recognised at fair value with any gains or losses arising on remeasurement recognised in the consolidated statements of income.

(c). Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition, and are unrestricted as to withdrawal and usage.

(d). Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Trade receivables are stated at their transaction value as reduced by appropriate allowances for estimated irrecoverable amounts. The allowance accounts in respect of loans and receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the loans and receivables directly.

Loans and other receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate (EIR) method.

(ii). Non-derivative financial liabilities

The Company initially recognises debt securities issued on the date that they are originated. All other financial liabilities are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: Borrowings, Foreign currency convertible notes, trade and other payables.

(a). Borrowings

Interest bearing loans and borrowings are initially recorded at the proceeds received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the EIR method.

Amortised cost is calculated by taking into account the finance charges, including premiums payable on settlement or redemption and direct issue costs that are an integral part of the EIR. The EIR amortisation is included in finance costs in the consolidated statements of income. The unamortised portion is classified with the carrying amount of debt.

(b). Foreign currency convertible notes

Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company according to the terms of the issue. The conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable notes issue costs are allocated to the liability component and the conversion option (expensed off immediately) in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component is measured at amortised cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in consolidated statements of income. The conversion option is presented together with the related liability.

(c). Trade and other payables

Trade and other payables are recognised at their transaction cost, which is its fair value, and subsequently measured at amortised cost.

(iii). Derivative financial instruments

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent financial position dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedge relationship, the hedging instrument expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of income. The cumulative gain or loss previously recognized in the consolidated statements of comprehensive income remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in the consolidated statements of comprehensive income is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in the consolidated statements of comprehensive income is transferred to consolidated statements of income in the same period that the hedged item affects profit or loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in the consolidated statements of comprehensive income is transferred to consolidated statements of income.

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in the consolidated statements of comprehensive income as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognized in other income/expense in current earnings during the period of change. Under a hedge of a net investment, the cumulative gain or loss remains in the consolidated statements of comprehensive income when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the Company revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the consolidated statements of income as part of the profit on disposal when the net investment in the foreign operation is disposed.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognized in the consolidated statements of income immediately.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated statements of income.

H. Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

I. Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short-term investments is also capitalised and deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the year.

All other borrowing costs are recognized in the consolidated statements of income in the year in which they are incurred.

J. Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the consolidated statements of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in the consolidated statements of comprehensive income is transferred to the consolidated statements of income on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the consolidated statements of income. For available-for-sale financial assets that are equity securities, the change in fair value is recognized directly in the consolidated statements of comprehensive income.

The allowance accounts in respect of trade and other receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the financial asset directly.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.

Impairment losses are recognized in the consolidated statements of income. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

K. Government grants

Government grants are not recognised until there is a reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received. Government grants relating to tangible fixed assets are treated as deferred income and released to the consolidated statements of income over the expected useful lives of the assets concerned. Other grants are credited to the consolidated statements of income as and when the related expenditure is incurred.

L. Inventories

Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following bases:

•	purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on a weighted average basis except at Cairn where stores and spares are valued on FIFO basis;

•	finished products are valued at raw material cost plus costs of conversion, comprising labor costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a FIFO basis; and

•	immaterial by-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

M. Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.

Subject to exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes:

•	tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•	deferred income tax is not recognised on goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income is recognised in the consolidated statements of comprehensive income and not in the consolidated statements of income.

The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant entity intends to settle its current tax assets and liabilities on a net basis.

N. Retirement benefit schemes

The Company operates or participates in a number of defined benefits and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end.

Actuarial gains and losses arising in the year are recognised in consolidated statement of other comprehensive income. For defined contribution schemes, the amount charged to the consolidated statements of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.

O. Share based payments

SSL does not have any outstanding share based payments. Vedanta offers certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of SSL and its subsidiaries. Vedanta recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the consolidated statements of income.

P. Provisions for liabilities and charges

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in the consolidated statements of income as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

Q. Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of income over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance and other cost in the consolidated statements of income.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the consolidated statements of income as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

R. Foreign currency translation

The functional currency for each entity in the Company is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is the local currency of the country in which it operates.

In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined. All exchange differences are included in the consolidated statements of income except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales, which are recognized in the consolidated statements of comprehensive income.

For the purposes of the consolidated financial statements, items in the consolidated statements of income of those entities for which the Indian Rupees (functional currency of SSL) is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year. The related consolidated statements of financial position are translated at the rates as at the reporting date. Exchange differences arising on translation are recognised in the consolidated statements of comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the consolidated statements of income.

S. Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of SSL by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

T. Critical accounting judgments and estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:

i.	the accounting policy on property, plant and equipment - Mining and oil and gas reserve estimates and useful life of property, plant and equipment and intangible assets. Oil and gas reserves are estimated on a proved and probable entitlement interest basis. Proven and probable reserves are estimated using standard recognised evaluation techniques. The estimate is reviewed regularly. Future development costs are estimated taking into account the level of development required to produce the reserves by reference to operators, where applicable, and internal engineers. Net entitlement reserves estimates are subsequently calculated using the Company’s current oil price and cost recovery assumptions, in line with the relevant agreements. Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could impact the depreciation rates, carrying value of assets and environmental and restoration provisions.

ii.	Accounting policy on impairment of assets:

In assessing property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Company’s business plans and significant downward revision in the estimated mining reserves are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) and associated mining reserves is compared with the recoverable amount of those assets, that is, the higher of fair value less costs to sell and value in use. Value in use is usually determined on the basis of discounted estimated future cash flows. This involves management estimates on commodity prices, market demand and supply, increase in cost, discount rate, economic and regulatory climates, long term mine plan and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could have an impact on the carrying value of the assets.

a)	Assessment of impairment at Lanjigarh refinery:

The Ministry of Environment and Forests (“MOEF”) rejected the issue of the final stage forest clearance for Niyamgiri mining lease of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to the alumina refinery of SSL. The Honourable Supreme Court vide its order dated April 18, 2013 has directed the State Government of Orissa to place unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha (Village council of Rayagada and Kalahandi districts of Orissa). Pursuant to the Supreme Court order, proceedings of Gram Sabha have been completed and the final decision in this matter from the Ministry of Environment and Forests (“MOEF”) is awaited in respect of grant of stage II forest clearance for the Niyamgiri mining project of Orissa Mining Corporation (“OMC”) for the Company’s Aluminium business. With regard to the Expansion Project at Lanjigarh in Company’s Aluminium business , the Company’s fresh application for environmental clearance is under process and the expansion activity is on hold. The above matters are critical to the planned operations of the Company. The Company expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other states to continue its operations and that the above issues will be satisfactorily resolved.

In view delay in approval for expansion of alumina refinery at Lanjigarh, the Company has reviewed the carrying value of its investments in Vedanta Aluminium for impairment, and has concluded that no impairment is currently considered necessary based on the assumptions set out below:

The State of Orissa has abundant bauxite resources and under the terms of the MOU with the Government of Orissa, management is confident that bauxite will be made available to Vedanta Aluminium in terms of the said MOU.

•	The State of Orissa has taken certain measures including reservation of areas for mining operations and undertaking prospecting, it has also constituted a Ministerial Committee for formulation of policy for supply of ores to Orissa based industries on long term basis.

•	On the continued operations and planned refinery expansion, management is confident that the conditions for construction of the alumina refinery will be fulfilled and expects the approval in due course.

•	SSL is also considering sourcing bauxite from alternate sources to support the existing and expanded refinery operations.

b)	Assessment of impairment of Karnataka and Goa Iron ore mines at SSL:

From July 2011 a mining restriction was imposed in various parts of the state of Karnataka thereby affecting the Narrian mine owned and operated by SSL. Consequent to the clearance for resumption of iron ore mining operations at Karnataka by the Honourable Supreme Court of India (the “Supreme Court”), the Company is in process of securing necessary clearances to resume mining.

Iron ore mining in Goa has been suspended state-wide with effect from September 11, 2012 for which an appeal with the Honourable Supreme Court is pending. The matter for resumption of mining is now being heard by the Supreme Court. Based on the favourable verdict of the Supreme Court lifting the suspension of iron ore mining in the State of Karnataka and the affidavit filed by the Government of Goa in the matter of resumption of mining in Goa, the Company expects a favourable outcome in the matter.

iii.	the accounting policy on restoration, rehabilitation and environmental costs:

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when incurred reflecting the Company’s obligations at that time. A corresponding provision is created on the liability side. The capitalised asset is charged to the consolidated statements of income over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

iv.	Accounting policy on retirement benefit schemes

v.	Note 22 on contingencies:

The Company has significant capital commitments in relation to various capital projects which are not recognized on the consolidated statements of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Company. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which Company involved, it is not expected that such contingencies will have a material effect on its financial position or profitability.

vi.	Note 7 and accounting policy on taxation:

In preparing consolidated financial statements, the Company recognises income taxes in each of the jurisdictions in which it operate. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

During the interim period the following new standards, amendments to existing standards and interpretations have become applicable and adopted for preparation of the interim consolidated financial statements

IAS 1: Presentation of items of other comprehensive income (Amended)

This amendment to IAS 1 requires entities to separate items presented in other comprehensive income that can be recycled in the income statement at a future period separately from items that will not be recycled in a future period together with their tax effect. This amendment has been applied retrospectively and affected the presentation of items of comprehensive income and had no impact on the financial performance of the Company.

IAS 19: Employee benefits-(Revised)

The revised IAS 19 standard on employee benefits has introduced amendments to the accounting for defined benefits plans. It requires all actuarial gains and losses arising on defined benefits plan to be recognised immediately in other comprehensive income and requires the expected return on plan assets which is recognised in the income statement to be calculated based on the rate used to discount the defined benefit obligation. This differs from the Company’s previous policy which was to charge any actuarial gain/losses in the income statement. Hence the Company has recognised all actuarial gains and losses arising on defined benefits plans in other comprehensive income. The Company has applied the standard retrospectively in accordance with the transitional provisions. The adoption the amendment in IAS 19 has not materially impacted the financial statement.

IFRS 7: Disclosure-Offsetting financial assets and financial liabilities

IFRS 7 requires additional disclosures in connection with assets and liabilities which are offset under a master netting agreement. The amendments to IFRS 7 have not impacted the Company’s half-year financial statements.

IFRS 10: Consolidated financial statements

IFRS 10 establishes the principal for the preparation and presentation of consolidated financial statements with a new definition of control based on power to direct the activities of the investee, replacing previous guidance on control and consolidation under IAS 27 (Separate Financial Statements) and SIC 12 (Consolidation-Special Purpose Entities). IFRS 10 does not have any impact on the financial statements of the Company.

IFRS 11: Joint arrangements

IFRS 11 (Joint Arrangements) replaced IAS 31 (Interest in Joint Ventures) and requires investments in joint arrangements classified as either joint ventures or joint operations based on the rights and obligations of the parties to the arrangement. The standard removes the option to account for joint ventures using proportionate consolidation and instead joint arrangements that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 has not significantly affected the Company.

IFRS 12: Disclosure of interest in other entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or unconsolidated structured entity. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature and risk associated with the interest in other entities. These disclosure requirements are not applicable for consolidated financial statements, unless required as a result of significant events and transactions in the period. Accordingly these disclosures will be provided in the Company financial statements for the year ending March 31, 2014.

IFRS 13: Fair value measurement:

IFRS 13 provides for a framework for measuring fair value when such measurements are required or permitted by other standards. IFRS 13 also results in an amendment to IAS 34 requiring that some of these disclosures relating to financial instruments are made in the financial statements and also requires specific disclosures on fair values. These disclosures replace some of the existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. The application of IFRS 13 has not materially affected the fair value measurements carried out by the Company.

IFRIC 20: Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 specifies the accounting for costs associated with waste removal (stripping) during the production phase of a surface mine. When the benefit from the stripping activity is realised in the current period, the stripping costs are accounted for as the cost of inventory. When the benefit is the improved access to ore in future periods, the costs are recognised as a non-current asset, if certain criteria are met. After initial recognition, the stripping activity asset is depreciated on a systematic basis (unit of production method) over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

As a result of adoption of IFRIC 20, the two key changes to the Company’s existing accounting policy is upon Initial recognition of the stripping assets and its depreciation based on unit of production basis compared to recognising it in the income statement as was done in the past. Accordingly, the application of IFRIC 20 has resulted in increased capitalisation of stripping costs and its depreciation and consequential adjustment to the cost of sales and inventories. Comparatives numbers have been restated to give the retrospective impact of adopting IFRIC 20.

U. Recently issued accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 32 “Financial Instruments: Presentation” requires an entity to offset a financial asset and financial liability only when the entity currently has a legally enforceable right of set-off and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The amendments clarify that the right of set-off must be available today and legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact, if any; the adoption of the amendment will have on the Company’s consolidated financial statements.

IAS 39 was amended to provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. Similar relief will be included in IFRS 9 Financial Instruments. The amendment is effective for annual periods beginning on or after January 1, 2014. An entity shall apply those amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. The Company is currently evaluating the impact, if any; the adoption of the amendment will have on the Company’s consolidated financial statements.

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. The effective date is yet to be announced. However, early application of IFRS 9 is permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.

IFRIC 21 provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation covers the accounting for outflows imposed on entities by governments (including government agencies and similar bodies) in accordance with laws and/or regulations. However, it does not include income taxes (see IAS 12 Income Taxes), fines and other penalties, liabilities arising from emissions trading schemes and outflows within the scope of other Standards. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Initial application is in accordance with the requirements of IAS 8 Accounting Policies, Changes in Estimates and Errors, i.e. the requirements are applied on a retrospective basis. The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s consolidated financial statements.

4. Revenue

For the half year ended September 30,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(USD dollars in millions)
Revenue, gross of excise duty	376,973	338,268	5405.4
Less: excise duty	(16,486)	(14,400)	(230.1)

Revenue, net of excise duty	360,487	323,868	5,175.3

5. Investment and other income

For the half year ended September 30,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Dividend income on financial assets held for trading	796	148	2.4
Fair value gain on financial assets held for trading	7,388	9,964	159.2
Interest income on bank deposits	5,103	4,108	65.6
Interest income on loans and receivables	3,745	4,295	68.6
Gain on sale of financial asset investments	—	116	1.9
Foreign exchange gain	31	174	2.8
Capitalisation of interest income(1)	(53)	—	—

	17,010	18,805	300.5

Notes:

(1)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

6. Finance and other costs

For the half year ended September 30,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Interest on borrowings other than convertible notes(1)(2)	24,767	28,125	449.4
Interest on convertible notes(1)	2,257	2,483	39.7
Bank charges	557	697	11.2
Unwinding of discount on provisions	334	335	5.4
(Gain)/loss on fair valuation of conversion option	(706)	253	4.0
Foreign exchange (gain)/loss on foreign currency borrowings	10,920	25,621	409.4
Other	(453)	(795)	(12.7)
Capitalisation of borrowing costs(2)	(9,135)	(4,704)	(75.2)

	28,541	52,015	831.2

Notes:

(1)	Finance costs include Rs. 27,024 million and Rs. 30,608 million ($489.1 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the half year ended September 30, 2012 and 2013 respectively.
(2)	Includes interest paid /payable to related party Rs 6,197 million and Rs 8,744 million ($139.7 million) for the half year ended September 30, 2012 and 2013 respectively.

7. Income tax expense

The major components of income tax expense for the half year ended September 30, 2012 and 2013 are indicated below:

(a) unaudited condensed consolidated interim statements of income

For the half year ended September 30,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current tax:
Current tax on profit for the year	24,626	23,188	370.5
Charge/ (credit) in respect of current tax for earlier years	155	(15,153)	(242.1)

Total current tax	24,781	8,035	128.4

Deferred tax:
Origination and reversal of temporary differences	(19,506)	(8,556)	(136.7)

Total deferred tax	(19,506)	(8,556)	(136.7)

Tax expense for the year	5,275	(521)	(8.3)
Effective income tax rate (%)	8.4%	(2.0)%	(2.0)%

8. Other non-current assets

	As at
	March 31, 2013	September 30, 2013	September 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Other non-current assets	9,683	11,435	182.7

	9,683	11,435	182.7

Other non-current assets include Rs. 4,573 million and Rs. 5,463 million ($ 87.3 million) held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure as at March 31, 2013 and September 30, 2013, respectively. Other non-current assets also include Rs. 534 million and Rs. 585 million ($9.4 million) as at March 31, 2013 and September 30, 2013, respectively which relates to an investment in a rehabilitation trust established to meet the cost of some of BMM’s decommissioning, restoration and environmental liabilities.

9. Inventories

Inventories consist of the following:

	As at
	March 31, 2013	September 30, 2013	September 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Raw materials and consumables	62,163	61,817	987.8
Work-in-progress	21,808	27,384	437.6
Finished goods	11,916	13,647	218.1

	95,887	1,02,848	1,643.5

Inventories with a carrying amount of Rs 68,033 million and Rs. 75,763 million ($1,210.7 million) have been pledged as security against certain bank borrowings of the Company as at March 31, 2013 and September 30, 2013, respectively.

10. Trade and other receivables

Trade and other receivables (net of allowances) consist of the following for the year indicated:

	As at
	March 31, 2013	September 30, 2013	September 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Trade receivables	41,322	54,903	877.3
Balance with Government authorities	8,427	8,792	140.5
Prepayments	2,463	2,456	39.2
Loans to related parties	46,239	—	—
Claims/refunds receivable	2,929	2,303	36.8
Advances for supplies	10,908	8,865	141.7
Other receivables	21,266	22,842	365.0

	133,554	100,161	1,600.5

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable.

Trade receivables with a carrying value of Rs 16,866 million and Rs.16,608 million ($265.4 million) have been given as collateral towards borrowings as at March 31, 2013 and September 30, 2013, respectively.

11. Short-term investments

Short-term investments consist of the following:

	As at
	March 31, 2013	Sep 30, 2013	Sep 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Bank deposits	161,691	132,923	2,124.1
Other investments	246,478	350,418	5,599.5

	408,169	483,341	7,723.6

Other investments include mutual fund investments and bonds and are fair valued through the unaudited condensed consolidated interim statements of income. Bank deposits are made for the periods of more than three months depending on the cash requirements of the Company and earn interest at the respective deposit rates.

The Company has pledged short-term investments of Rs. 218 million and Rs. 261 million ($4.2 million) as at March 31, 2013 and September 30, 2013 respectively, to secure certain banking facilities.

12. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at
	March 31, 2013	Sep 30, 2013	Sep 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks	568	1,338	21.4

	568	1,338	21.4

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends and interest on debentures.

13. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at
	March 31, 2013	Sep 30, 2013	Sep 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks and in hand	8,873	5,916	94.6
Short-term deposits	6,464	7,250	115.8

	15,337	13,166	210.4

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

14. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are linked to benchmark rates.

Short-term borrowings consist of:

	March 31, 2013	September 30, 2013	September 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	147,466	95,397	1,524.4
Loan from related party	10,825	12,764	204.0
Current portion of long-term borrowings	20,368	40,485	646.9

Short-term and current portion of long term borrowings	178,659	148,646	2,375.3

Long-term borrowings consist of:

	March 31, 2013	Sep 30, 2013	Sep 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	288,921	265,107	4,236.3
Non-convertible debentures	44,543	88,890	1420.4
Convertible notes	33,986	41,293	659.8
Loan from related party	175,246	231,676	3,702.1
Other	906	897	14.3

Long-term borrowings	543,602	627,863	10,032.9
Less: Current portion of long-term borrowings	(20,368)	(40,485)	(646.9)

Long-term borrowings, net of current portion	523,234	587,378	9,386.0

15. Acceptances

Acceptances consist of:

	As at
	March 31, 2013	September 30, 2013	September 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Payable under trade financing arrangements	77,669	97,506	1,558.1

	77,669	97,506	1,558.1

Acceptances comprise of credit availed from financial institutions for payment to suppliers for raw materials purchased by the Company. The arrangements are interest-bearing and are payable within one year. The fair value of acceptances is not materially different from the carrying values presented.

16. Trade and other payables

Trade and other payables consist of:

	As at
	March 31, 2013	September 30, 2013	September 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Trade payables	92,910	99,421	1,588.7
Advances from customers	3,403	3,833	61.3
Security deposit and retentions	45,705	50,609	808.7
Payable on Asarco claim	4,501	5,178	82.7
Other payables	13,469	19,139	305.8

	1,59,988	178,180	2,847.2

Trade payables are non-interest bearing and are normally settled within 90 day to 180 days terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory dues and other.

17. Other non-current liabilities

Non-current liabilities consist of:

	As at
	March 31, 2013	Sep 30, 2013	Sep 30, 2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Security deposits and retentions	13,155	10,233	163.5

	13,155	10,233	163.5

18. Financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on the unaudited condensed consolidated interim statements of financial position. Details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3.

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at September 30, 2013 and March 31, 2013.

As at 30 September 2013

	(Rs. in millions)							(US dollar in millions)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	91	—	91	91	1.5	1.5
Other non—current assets	—	—	11,435	—	—	11,435	11,336	182.7	181.1
Trade and other receivable	—	—	77,065	—	—	77,065	77,065	1,231.5	1,231.5
Short term investments								—	—
— Bank deposits	—	—	132,923	—	—	132,923	132,923	2,124.1	2,124.1
— Other investments	—	350,418	—	—	—	350,418	350,418	5,599.5	5,599.5
Derivative financial assets	—	—	—	—	7,706	7,706	7,706	123.1	123.1
Cash and cash equivalents including restricted cash	14,504	—	—	—	—	14,504	14,504	231.8	231.8

	14,504	350,418	221,423	91	7,706	594,142	594,043	9,494.2	9,492.6

The unaudited condensed consolidated interim statements of financial position and Note 10 “Trade and other receivables” include balances with governments authorities of Rs. 8,792 million ($ 140.5 million), prepayments of Rs. 2,456 million ($ 39.2 million), advance for supplies of Rs. 8,865 million ($ 141.7 million) and claims and other receivables of Rs. 2,983 million ($ 47.7 million) which are not financial assets and hence have been excluded from the above table.

As at September 30, 2013:

	(Rs. in millions)					(US dollar in millions)
Financial liabilities	Derivatives not used for hedging	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
— Short term	—	—	148,646	148,646	148,646	2,375.3	2,375.3
— Long term (other than convertible notes)	—	—	546,085	546,085	541,461	8,726.2	8,652.3
— Convertible notes	577	—	40,716	41,293	43,811	659.8	700.1
Acceptances	—	—	97,506	97,506	97,506	1,558.1	1,558.1
Trade and other payables	—	—	163,501	163,501	163,501	2,612.7	2,612.7
Derivative financial liabilities	—	7,267	—	7,267	7,267	116.2	116.2

Total	577	7,267	996,454	1,004,298	1,002,192	16,048.3	16,014.7

The unaudited condensed consolidated interim statements of financial position and Note 16 “Trade and other payables” include advances from customers of Rs. 3,833 million ($ 61.3 million), balances due to government authorities of Rs. 4,048 million ($ 64.7 million), other employees benefits of Rs. 3,143 million ($ 50.2 million) and other liabilities of Rs. 3,655 million ($58.3 million), which are not financial liabilities and hence have been excluded from the above table (Balances due to government authorities, other employees’ benefits are included within other payables in Note 16).

As at March 31, 2013:

	(Rs. in millions)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	1,212	—	1,212	1,212
Other non—current assets	—	—	9,683	—	—	9,683	9,231
Trade and other receivable	—	—	108,332	—	—	108,332	108,332
Short term investments
— Bank deposits	—	—	161,691	—	—	161,691	161,691
— Other investments	—	246,478	—	—	—	246,478	246,478
Derivative financial assets	—	—	—	—	1,057	1,057	1,057
Cash and cash equivalents including restricted cash	15,905	—	—	—	—	15,905	15,905

	15,905	246,478	279,706	1,212	1,057	544,358	543,906

The unaudited condensed consolidated interim statements of financial position and Note 10 “Trade and other receivables” include balances with governments authorities of Rs. 8,427 million, prepayments of Rs. 2,463 million, advance for supplies of Rs. 10,908 million and claims and other receivable of Rs. 3,424 million which are not financial assets and hence have been excluded from the above table.

As at March 31, 2013:

	(Rs. in millions)
Financial liabilities	Derivatives not used for hedging	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings
— Short term	—	—	178,659	178,659	178,659
— Long term (other than convertible notes)	—	—	489,248	489,248	489,324
— Convertible notes	324	—	33,662	33,986	38,616
Acceptances	—	—	77,669	77,669	77,669
Trade and other payables	—	—	147,773	147,773	147,773
Derivative financial liabilities	—	3,656	—	3,656	3,656

Total	324	3,656	927,011	930,991	935,697

The unaudited condensed consolidated interim statements of financial position and Note 16 “Trade and other payables” include advances from customers of Rs. 3,403 million, balances due to government authorities of Rs. 3,021 million, other employees benefits of Rs. 3,375 million, other liabilities of Rs. 1,416 million and liability towards compensation ordered by the Supreme Court of Rs. 1,000 million, which are not financial liabilities and hence have been excluded from the above table (Balances due to government authorities, other employees’ benefits and compensation ordered by the Supreme Court are included within other payables in Note 16).

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarise the categories of financial assets and liabilities as at September 30, 2013 and March 31, 2013 measured at fair value:

As at September 30, 2013	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)			(US dollars in millions)
Financial assets
At fair value through profit or loss
— Held for trading	350,418	—	—	5,599.5	—	—
— Derivative financial assets
— Commodity contracts	89	—	—	1.4	—	—
— Forward foreign currency contracts	—	7,617	—	—	121.7	—
Available-for-sale investments
— Financial asset investments held at fair value	91	—	—	1.5	—	—

	350,598	7,617	—	5,602.4	121.7	—

Financial liabilities
At fair value through profit or loss
— Derivative financial liabilities
— Commodity contracts	294	—	—	4.7	—	—
— Forward foreign currency contracts	—	3,109	—	—	49.7	—
— Net investment in foreign operation	—	3,864	—	—	61.8	—
— Embedded derivative on convertible notes	—	—	577	—	—	9.2

	294	6,973	577	4.7	111.5	9.2

As at March 31, 2013	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)
Financial assets
At fair value through profit or loss
— Held for trading	246,478	—	—
— Derivative financial assets
— Commodity contracts	910	—	—
— Forward foreign currency contracts	—	147	—
Available-for-sale investments
— Financial asset investments held at fair value	112	—	1,100

	247,500	147	1,100

Financial liabilities
At fair value through profit or loss
— Derivative financial liabilities
— Commodity contracts	—	—	—
— Forward foreign currency contracts	—	3,474	—
— Net investment in foreign operation	—	182	—
— Embedded derivative on convertible notes	—	—	324

	—	3,656	257

Movement in the fair value of embedded derivative on convertible notes (Level 3 item):

As at,	March 31 2013	September 30, 2013	September 30, 2013
	Rs. in millions	Rs. in Millions	US dollar in millions
As at beginning of the period	1,499	324	4.2
Charged/(income) to income statement	(1,175)	253	4.0

As at the end of the period	324	577	9.2

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged or settled in a current transaction between willing parties.

The following methods and assumptions were used to estimate the fair values:

•	Short-term marketable securities traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house.

•	Trade and other receivables (excluding deposits with governments and other prepayments), trade and other payables and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Non current financial assets and financial liabilities: Either the carrying value approximates the fair value or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. Accordingly the fair value of convertible notes as at September 30, 2013 and March 31, 2013 is Rs. 43,811 million and Rs. 38,616 million ($ 617.1 million). For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread. The fair value of the embedded derivative liability of convertible notes has been calculated using “Auxiliary Reversed Binomial Tree method” and using the following significant assumptions as at September 30, 2013 and March 31, 2013, respectively:

•	the implied volatility as 58.0% and 30.9% as at September 30, 2013 and 46.0% and 30.2% as at March 31, 2013 ; and

•	the ADS price as $ 11.27 per ADS as at September 30, 2013. The ADS price as $ 6.98 per ADS for convertible notes issued by erstwhile SIIL and share price of Rs. 155.5 per equity share for convertible notes issued by Sesa Goa as at March 31, 2013.

•	Derivative contracts: The Company enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations, foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at September 30, 2013 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end. There were no transfers between Level 1 and Level 2 during the year.

19. Shareholders’ equity

As at September 30, 2013 the authorised share capital of SSL comprised 51,260,000,000 equity shares with a par value of Re 1 each.

SSL’s issued equity share capital was Rs. 2,965 million and Rs. 2,965 million ($47.4 million) as at March 31, 2013 and September 30, 2013, respectively, consisting of 2,965,004,871 equity shares.

Pursuant to Scheme of amalgamation the authorized share capital of Sesa Sterlite (erstwhile SIIL) has increased from 5,000,000,000 equity shares with a par value of Re1 to 51,260,000,000 equity share with a par value of Re 1. Further pursuant to the Scheme of amalgamation the issued equity share capital of Sesa Sterlite (erstwhile SIIL) has decreased from Rs 3,361 million to Rs 2,965 million, consisting of 2,965,004,871 equity shares.

Retained earnings includes amongst others, a general reserve, debenture redemption reserve, capital reserve, capital redemption reserve, amalgamation reserve and preference share redemption reserve.

General reserves

Under the Indian Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SSL’s general reserves, as determined in accordance with applicable regulations, were Rs. 118,115 million ($ 1,887.4 million) as at September 30, 2013.

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. Retained earnings of the standalone financial statements of SSL as at September 30, 2013 include Rs. 396 million ($ 6.3 million) of debenture redemption reserve.

Preference share redemption reserve

The Indian Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed.

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of SSL. Retained earnings of the standalone financial statements of SSL include Rs. 769 million ($12.3 million) of preference share redemption reserve as at September 30, 2013.

Dividends

Each equity share holder is entitled to dividends as and when SSL declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On October 31, 2013 the board of directors of Sesa Sterlite recommended an interim dividend of Rs. 1.50 per equity share. The dividend and dividend distribution tax amounting to Rs. 4,447 million ($ 71.1 million) has since been paid on November 05, 2013.

Dividends are payable from the profits determined under Indian GAAP.

Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.

If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of the company’s paid-up share capital, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and net reserves, and the amount so drawn shall first be utilised to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.

20. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the period ended September 30,	2012	2013
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871
Effect of dilution:
Convertible notes	—	—

Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871

Computation of basic and diluted earnings per share

Basic earnings per share:

For the period ended September 30,	2012	2013	2013
	(Rs. in million except EPS data)
Profit for the period attributable to equity holders of the parent	29,915	9,942	158.9
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871

Earnings per share	10.09	3.35	0.1

Diluted earnings per share:

For the period ended September 30,	2012	2013	2013
	(Rs. in million except EPS data)
Profit for the period attributable to equity holders of the parent	29,915	9,942	158.9
Adjustment in respect of convertible notes	—	—	—

Profit for the period after dilutive adjustment	29,915	9,942	158.9
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871	2,965,004,871

Earnings per share	10.09	3.35	0.1

The Company has excluded the following shares underlying the convertible note from the calculations of dilutive earnings per share because their inclusion would have been anti-dilutive.

For the half year ended September 30,	2012	2013
Shares excluded from the calculation of dilutive EPS	81,442,560	81,442,560

21. Options to acquire subsidiary’s shares

a. Call option — HZL

The Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. As at March 31, 2012 and September 30, 2013, the Government of India’s holding in HZL was 29.5%. The second call option provides the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option via its letter dated July 21, 2009. The Government of India disputed the validity of call option and has refused to act upon the second call option. Consequently the Company invoked arbitration and filed a statement of claim. The arbitration proceedings are under progress. The next date of hearing is fixed on April 12, 2014.

b. Call option — BALCO

The Company purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, the Company has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option and contended that the clauses of the share holders agreement relating to the Company’s option violated the provision of Section 111A of the Indian Companies Act by restricting the rights of Government of India to transfer its shares and that as a result the share holders agreement was null and void. Subsequently arbitration proceedings commenced. The arbitration tribunal rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate section 111A(2) of the Indian Companies Act, 1956. Hence the Company filed an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi to set aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The High Court of Delhi passed an order dated August 10, 2011 directing our application and the application by the Government of India to be heard together as they arise from a common arbitral award. The matter is currently pending before the High Court of Delhi and scheduled for hearing on April 30, 2014.

On January 9, 2012, the Company offered to acquire the Government of India’s interests in HZL and Balco for Rs. 154,920 million ($ 2,475.6 million) and Rs. 17,820 million ($284.8 million), respectively. The Company has, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the Government of India on the same terms as the offer. This offer was separate from the contested exercise of the call options, and proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore there is no certainty that the acquisition will proceed.

22. Commitments, contingencies, and guarantees

In the normal course of business, the Company enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Company does not expect any material losses, was Rs. 133,877 million and Rs. 147,872 million ($2,362.9 million) as at March 31, 2013 and September 30, 2013 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Company had significant capital commitments as at March 31, 2013 and September 30, 2013 amounting to Rs. 121,950 million and Rs. 129,563 million ($2,070.4 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 13,401 million ($214.1 million) (Mar 31, 2013 Rs. 19,027 million) for its commercial power generation business, Rs. 49,598 million ($792.6 million) (Mar 31, 2013 Rs. 40,572 million) for capacity expansion at its aluminium business, Rs. 30,665 million ($490.0 million) (March 31, 2013 Rs. 27,777 million) for capacity expansion at HZL, Rs. 14,124 million ($225.7 million) (March 31, 2013 Rs. 15,076 million) at its copper business and Rs.18,964 million ($303.0 million) (March 31, 2013 Rs.17,764 million) at Cairn India.

Export obligations

The Company had export obligations of Rs.218,284 million and Rs.269,521 million ($4306.8 million) as at March 31, 2013 and September 30, 2013 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. If the Company is unable to meet these obligations, its liability would be Rs. 47,606 million ($760.7 million) (March 31, 2013 Rs. 33,530 million) reduced in proportion to actual exports. Due to the remote likelihood of the Company being unable to meet its export obligations, the Company does not anticipate a loss with respect to these obligations and hence has not made any provision in its unaudited condensed consolidated interim financial statements.

ii. Contingencies

Certain of the Company’s operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. As at March 31, 2013 and September 30, 2013, the total claim related to these liabilities is Rs. 18,958 million and Rs.18,850 million ($301.2 million) respectively. The Company has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs.294 million and Rs.294 million ($4.7 million) as current liabilities as at March 31, 2013 and September 31, 2013 respectively.

Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court. There are certain income-tax legal proceedings which are pending against the Company. Potential liabilities, if any have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters. Estimated amount against these liabilities was Rs.33,497 million and Rs.34,046 million ($544.0 million) as at March 31, 2013 and September 31, 2013 respectively.

The claims by third party claimants amounted to Rs. 29,612 million and Rs. 35,484 million ($567.0 million) as at March 31, 2013 and September 30, 2013 respectively. The Company has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 2,845 million and Rs. 3,236 million ($51.7 million) as current liabilities as at March 31, 2013 and September 30, 2013 respectively.

The Company has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material effect on Company’s financial conditions or results of operations.

b. Guarantees

The Company has given guarantees in the normal course of business as stated below:

•	Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 89,131 million and Rs. 87,404 million ($1,396.7 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2013 and September 30, 2013 respectively. The Company does not anticipate any liability on these guarantees.

•	A bank guarantee amounting to AUD 6.1 million (Rs. 357 million or $5.7 million) as at March 31, 2013 (March 31, 2013 AUD 5.0 million or Rs. 284 million), in favour of the Ministry for Economic Development, Energy and Resources, Tasmania, Australia as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of AUD 6.1 million (Rs.356 million or $5.7 million). These liabilities have been fully recognized in the Company’s unaudited condensed consolidated interim financial statements. The Company does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 4.6 million (Rs. 269 million or $4.3 million) as at March 31, 2013 (March 31, 2013 AUD 2.9 million or Rs. 164 million), in favour of the State Government of Queensland, Tasmania, Australia, as security against rehabilitation liabilities that are expected to occur at the closure of the mine on behalf of Thalanga Copper Mines Proprietary Limited (“TCM”). The same guarantees are backed up by the issuance of a corporate guarantee of AUD 4.6 million (Rs. 270 million or $4.3 million). The environmental liability has been fully recognized in the Company’s unaudited condensed consolidated interim financial statements. The Company does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to ZAR 20.2 million (Rs. 125 million or $2.0 million) as at September 30, 2013 (March 31, 2013 ZAR 20.2 million or Rs. 119 million), in favour of the Department of Mineral Resources, South Africa as a security against rehabilitation liabilities on behalf of BMM. The environmental liability has been fully recognized in the Company’s unaudited condensed consolidated interim financial statements. The Company does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to Rs.100 million ($1.6 million) as at September 30, 2013 (March 31, 2013 Rs.100 million), in favour of the State Pollution Control Board, Orissa as a security.

•	Performance bank guarantees amounting to Rs. 2,962 million and Rs. 4,400 million ($70.3 million) as at March 31, 2013 and September 30, 2013 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Company does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2013 and September 30, 2013 was Rs. 7,450 million and Rs. 7,158 million ($114.4 million) respectively. The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 704 million and Rs. 1,204 million ($19.2 million) for litigation, against provisional valuation of custom duty and for other as at March 31, 2013 and September 30, 2013 respectively. The Company does not anticipate any liability on these guarantees.

The Company’s outstanding guarantees cover obligations aggregating Rs. 100,347 million and Rs. 100,266 million ($1,602.2 million) as at March 31,2013 and September 30, 2013 respectively, the liabilities for which have not been recorded in its unaudited condensed consolidated interim financial statements.

c. Other matters

i)	Asarco had filed a suit in US Court against the Company for alleged breach of the Purchase and Sale agreement signed in May 2008. US Bankruptcy Court heard the matter and vide its order dated February 13, 2012 and February 27, 2012, has ruled that Asarco is entitled to a gross amount of $ 132.8 million in incidental damages which has been recognised in the unaudited condensed consolidated interim statements of income in the earlier period. The Company and Asarco have filed notice of appeal against this judgment which is yet to be heard. Subsequently parties have entered into a settlement agreement in to settle all disputes, which is subject to necessary approvals from Reserve Bank of India.

ii)	Following a few public complaints against emissions, the TNPCB ordered closure of the Tuticorin Copper Smelter on March 29, 2013. The Company filed an appeal challenging the TNPCB order before the National Green Tribunal (NGT) on the basis that the plant emissions were within permissible limits. The NGT passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations with certain conditions including constituting a committee to report on the functioning of the plant and the anti-pollution control equipment. The TNPCB appealed against the NGT order before the Honorable Supreme Court of India. However, Supreme Court on June 10, 2013 refused to stay the NGT’s order and the Copper smelter recommenced operations from June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards, and based on this report, the NGT ruled on July 15, 2013 that the copper smelter could remain open. The NGT has also directed the company to comply with the recommendations made the committee to further improve the working of the plant within a time bound schedule.

iii)	The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totalling Rs.3,339 million (US$53.4 million). These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes that the likelihood of this claim becoming an obligation of the Company is remote and thus no provision has been made in the financial statements. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and has obtained a stay in respect of these demands.

iv)	TSPL has entered into a long term Power Purchase Agreement (PPA) with PSPCL for supply of power. As per the terms of the PPA, PSPCL was obligated to fulfill certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However due to delay in fulfillment of the obligations by PSPCL as per the PPA, other related reasons and force majeure events, there has been a delay in the project as compared to the PPA timelines. On the basis of legal opinion obtained, TSPL is of the view that PSPCL would not be able to sustain any claim for liquidated damages for the above stated reasons and accordingly, no provision is considered necessary at this stage.

23. Segment information

The Company is a diversified natural resource company engaged in exploring extracting and processing minerals and oil and gas. We produce zinc, lead, silver, copper, aluminium, iron ore, oil & gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. The Company is also in the business of commercial power generation and port operations in India. The Company has eight reportable segments: zinc India, zinc international, oil & gas, iron ore, copper, aluminum, power, and other. The management of the Company is organized by its main products: copper, zinc, aluminum, iron ore, oil & gas and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board who has been identified as the CODM in deciding how to allocate resources and in assessing performance.

Zinc India

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2013. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, four sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh were suspended during the last quarter of fiscal 2012.

Zinc International

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Company has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at September 30, 2013.

Oil and gas

The Company’s oil and gas business is owned and operated by Cairn India Limited (“Cairn”) in which Sesa Sterlite has 58.8 % interest as at September 30, 2013. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

Iron ore

The Company’s iron ore business is wholly owned by SSL and Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group and the Sonshi group of mines in state of Goa, Narrain mines situated at state of Karnataka in India, a Met Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. Company’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron assets and is a wholly owned by the Company. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

Copper

The Company’s copper business is owned and operated by SSL, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZE and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZE in the UAE.

Aluminum

The Company’s aluminium business is owned and operated by SSL and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as on September 30, 2013. SSL aluminium operations include a refinery and a 90 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

Power

The Company’s power business is owned and operated by SSL and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the SSL which are engaged in the power generation business in India. SSL power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India and all four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and is a development stage enterprise in the process of constructing the power plant. Power business also include the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009 and 100 MW power plant at MALCO Energy Limited situated at Mettur Dam in the State of Tamil Nadu in southern India

Other

The Company’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) and Paradip Multi Cargo Berth Private Limited (“PMCBPL”), in which the Company owns a 74% interest in each. Vizag port project includes mechanisation of coal handling facilities and up gradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013. Pursuant to the delay in statutory clearances, Paradip Multi Cargo Berth project is not being pursued.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 3. The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit (Earnings before interest, depreciation and amortization, share in loss of associate and tax) amounts are evaluated regularly by the Board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments as is the Company’s share in loss of associate. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 383 million and Rs. 1,060 million ($16.9 million) which is at cost for the half year ended September 30, 2012 and 2013 respectively.

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the half year ended September 30, 2012 and 2013 and for the year ended March 31, 2013.

For the six months ended September 30, 2012

	Zinc India	Zinc International	Oil and Gas	Iron Ore	Copper	Aluminium	Power	Others	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)

Revenue
Sales to external customers	53,872	21,426	89,245	18,868	107,169	48,528	18,691	2,688	—	3,60,487
Inter-segment sales	—	—	—	14	—	50	1,592	—	(1,656)	—

Segment revenue	53,872	21,426	89,245	18,882	107,169	48,578	20,283	2,688	(1,656)	3,60,487

Results
Segment profit	27,835	7,361	70,557	6,177	6,025	6,036	6,655	(18)	—	130,628
Depreciation and amortization	(2,873)	(5,975)	(35,937)	(3,018)	(1,200)	(5,087)	(2,564)	(0)	—	(56,654)

Operating profit	24,962	1,386	34,620	3,159	4,825	949	4,091	(18)	—	73,974

Investment and other income										17,010
Finance and other costs										(28,541)

Profit before tax										62,443
Income Tax expense										(5,275)

Profit for the year										57,168

Assets and liabilities
Assets
Segment assets	113,123	61,663	908,091	117,406	79,009	415,850	161,010	7,548	—	1,863,700
Financial assets investments										8,958
Short-term investments										311,385
Cash and cash equivalent (including restricted cash and cash equivalent)										58,992
Loan to related parties										26,387
Deferred tax assets										54,198
Current tax asset										1,704

Total assets										2,325,324

Liabilities
Segment liability	11,660	10,144	41,986	13,660	61,284	55,964	25,612	767	—	221,077
Short-term borrowings										196,772
Current tax liabilities										2,211
Long term borrowings										477,265
Convertible notes										32,125
Deferred tax liabilities										292,377

Total liabilities										12,21,827

b. For the year ended March 31, 2013

	Zinc India	Zinc International	Oil and Gas	Iron Ore	Copper	Aluminium	Power	Others	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)

Revenue
Sales to external customers	123,241	43,475	175,518	24,010	217,218	99,574	34,395	3,512	—	720,943
Inter-segment sales	—	—	—	84	—	129	2,032	—	(2,245)	—

Segment revenue	123,241	43,475	175,518	24,094	217,218	99,703	36,427	3,512	(2,245)	720,943

Results
Segment profit	64,078	15,712	132,831	4,413	10,868	11,640	11,425	(61)	—	250,906
Depreciation and amortization	(5,844)	(10,634)	(78,132)	(4,591)	(2,351)	(10,335)	(5,158)	(10)	—	(117,055)

Operating profit	58,234	5,078	54,699	(178)	8,517	1,305	6,267	(71)	—	133,851

Investment and other income										35,433
Finance and other costs										(59,993)

Profit before tax										109,291
Income Tax expense										(3,225)

Profit for the year										106,066

Assets and liabilities
Assets
Segment assets	113,240	54,899	903,560	115,989	90,001	411,216	177,716	8,220	—	1,874,841
Financial assets investments										1,212
Short-term investments										408,169
Cash and cash equivalent (including restricted cash and cash equivalent)										15,905
Loan to related parties										46,239
Deferred tax assets										43,816
Current tax asset										6,241

Total assets										2,396,423

Liabilities
Segment liability	10,766	10,703	54,526	9,889	92,829	59,289	33,831	1,186	—	273,019
Short-term borrowings										178,659
Current tax liabilities										3,710
Long term borrowings										489,248
Convertible notes										33,986
Deferred tax liabilities										261,708

Total liabilities										12,40,330

c. For the half year ended September 30, 2013

	Zinc India	Zinc International	Oil and Gas	Iron Ore	Copper	Aluminium	Power	Others	Elimination	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)

Revenue
Sales to external customers	62,514	20,839	87,184	8,245	72,613	51,663	20,363	447	—	323,868	5,175.3
Inter-segment sales	831	—	—	—	150	86	1,151	—	(2,218)	—	—

Segment revenue	63,345	20,839	87,184	8,245	72,763	51,749	21,514	447	(2,218)	323,868	5,175.3

Results
Segment profit	32,501	6,892	66,417	(1,063)	4,412	7,181	3,947	113	—	120,400	1,923.9
Depreciation and amortization	(3,287)	(6,951)	(40,579)	(1,024)	(1,218)	(5,176)	(3,023)	(120)	—	(61,378)	(980.7)

Operating profit	29,214	(59)	25,838	(2,087)	3,194	2,005	924	(7)	—	59,022	943.2

Finance and other costs										18,805	300.5
Investment and other income										(52,015)	(831.2)

Profit before tax										25,812	412.5
Income Tax expense										521	8.3

Profit for the year										26,333	420.8

Assets and liabilities
Assets
Segment assets	117,340	54,863	1,017,858	118,013	99,980	415,427	187,670	6,543	—	2,017,694	32,241.8
Financial assets investments										91	1.5
Deferred tax asset										51,714	826.4
Short-term investments										483,341	7,723.6
Cash and cash equivalent (including restricted cash and cash equivalent)										14,504	231.8
Current tax asset										20,969	335.1

Total assets										2,588,313	41,360.2

Liabilities
Segment liability	12,755	12,267	67,555	11,314	96,670	70,603	38,912	5,016	—	315,092	5,035.0
Short-term borrowings										148,646	2,375.3
Current tax liabilities										7,257	116.0
Long term borrowings										546,085	8,726.2
Convertible notes										41,293	659.8
Deferred tax liabilities										296,221	4,733.5

Total liabilities										1,354,594	21,645.8

24. Subsequent Events

(a) The operations at the iron ore mines in Goa continued to remain suspended as a result of the suspension of mining operations imposed by the State Government and the Supreme Court. The matter for resumption of mining was heard by the Supreme Court and the Supreme Court of India on November 11, 2013, permitted e-auction of the already mined iron ore lying unused in mines located in Goa and the sale proceeds to be retained in fixed deposits by the State of Goa till the Supreme Court delivers the judgement. The entire process of verification of inventory, e-auction and deposit of sale proceeds will be made under the supervision of a three member committee constituted by Supreme Court of India. The Supreme Court has also set up a committee to determine the ceiling for excavation of iron ore in State of Goa considering the various aspects and submit an interim report by the February 15, 2014.

(b) The Board of Directors of Cairn India on November 26, 2013, has approved buy back of its equity shares from open market through stock exchanges at a price not exceeding Indian rupees 335 per equity shares, up to and aggregate amount not exceeding Rs 57,250 million ( $ 914.8 million). This proposed buy back would lead to the reduction in equity share capital of Cairn by approximately 8.9 % and consequent increase in the Sesa Sterlite shareholding of Cairn India from 58.8% to 64.5%. The process for buyback of Cairn India shares is expected to be initiated in the fourth quarter of the financial year 2013-14.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal 2013. Some of the statements in the following discussion are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

On February 25, 2012, Vedanta Resources Plc (“Vedanta”) announced an all-share merger of Sesa Goa Limited (“Sesa Goa”) and Sterlite, to create Sesa Sterlite Limited and to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Reorganisation Transactions” consisting of the “Amalgamation and Reorganisation Scheme” and the “Cairn India Consolidation”). The Reorganisation Transactions were executed during the six months ended September 30, 2013 and the name of the merged entity has been changed to Sesa Sterlite Limited with effect from September 18, 2013.

Sesa Goa has furnished to the Securities and Exchange Commission (“SEC”) a notice as required by Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which states that Sesa Goa is the successor issuer to Sterlite under the Exchange Act and that the equity shares of Sesa Goa with a par value of Re. 1 each (“Sesa Goa Shares”) will be traded in the United States in the form of American Depositary Shares (“ADSs”), each representing four Sesa Goa Shares (the “Sesa Goa ADSs”) and such ADSs are deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act.

Pursuant to the Reorganisation Transactions, Sesa Sterlite and its consolidated subsidiaries (collectively, the “Company” or “Sesa Sterlite”) becoming effective is a diversified natural resource company engaged in exploring extracting and processing minerals and oil and gas. Sesa Sterlite produces zinc, lead, silver, copper, aluminium, iron ore, oil & gas and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite is also in the business of commercial power generation and port operations in India and has its registered office at Panjim in the State of Goa in India.

Sesa Sterlite is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) , which are in turn a wholly-owned subsidiaries of Vedanta. Twin Star, Finsider, West Globe and Welter held 42.0%, 13.5%, 1.5% , 1.3%, respectively, of the share capital of Sesa Sterlite as of September 30, 2013.

The Amalgamation and Reorganisation Scheme

The Amalgamation and Reorganisation Scheme was made effective in the August 2013. In accordance with the Amalgamation and Reorganisation Scheme:

1.	Sterlite merged with and into Sesa Goa through the issue of Sesa Goa shares to Sterlite shareholders (other than MALCO) on a three for five basis resulting in the issue of 1,944,874,125 Sesa Goa shares to Sterlite shareholders. The holders of Sterlite ADSs received three Sesa Goa ADSs for every five existing Sterlite ADss. The outstanding convertible bonds have become convertible bonds of Sesa Goa with equivalent rights and obligations;

2.	MALCO’s power business was sold to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

3.	MALCO merged with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a seven for ten basis, resulting in the issue of approximately 78,724, 989 Sesa Goa shares to the shareholders of MALCO and consequently, MALCO’s holding in Sterlite was cancelled;

4.	Sterlite Energy merged with and into Sesa Goa for no consideration;

5.	Vedanta Aluminium’s aluminium business demerged and merged with and into Sesa Goa for no consideration; and

6.	Through a separate but concurrent amalgamation under Indian and Mauritian law, Ekaterina Limited, a Mauritian company and a wholly owned subsidiary of Vedanta which held Vedanta’s 70.5% ownership interest in Vedanta Aluminium merged with and into Sesa Goa. Sterlite held the remaining 29.5% of the shares of Vedanta Aluminium, upon this concurrent amalgmation scheme becoming effective, Vedanta Aluminium will be a wholly-owned subsidiary of Sesa Sterlite.

The Amalgamation and Reorganisation Scheme was concluded and took effect in two phases, with Sterlite, Ekaterina and MALCO’s aluminium business being merged with and into Sesa Goa on August 17, 2013, and Sterlite Energy and the aluminium business of Vedanta Aluminium being merged with and into Sesa Goa on August 19, 2013.

Subsequent to the effectiveness of the Amalgamation and Reorganisation Scheme, a Special Leave Petition challenging the orders of the High Court of Judicature of Bombay at Goa has been filed by the income tax department, and a creditor and a shareholder has challenged the Scheme in the High Court of Madras. The said petitions are pending for hearing and admission.

The Sesa Sterlite shares are listed on the BSE and the NSE. In connection with the Amalgamation and Reorganisation Scheme, Sesa Sterlite established an ADS facility and its ADSs are now listed on The New York Stock Exchange.

Cairn India Consolidation

Pursuant to the share purchase agreement, dated February 25, 2012 between Bloom Fountain Limited (“BFL”), a wholly owned subsidiary of the Sesa Goa and Vedanta Resources Holdings Limited (“VRHL”), BFL acquired 38.68% shareholding in Cairn India Limited and an associated debt of US$5,998 million by way of acquisition of Twinstar Energy Holding Limited (“TEHL”), for a nominal cash consideration of US$1. Consequently with effect from August 26, 2013, TEHL, Twin Star Mauritius Holdings Limited and Cairn India Limited (including all its subsidiaries) have become subsidiaries of the Sesa Goa. As a result, Vedanta through Sesa Sterlite holds 58.76% of the total shareholding of Cairn India.

Vedanta Aluminium Power Business Slump Sale

Through a slump sale agreement dated August 19, 2013 executed between Vedanta Aluminium and the Sesa Goa, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh, has been purchased at a consideration of Rs 28,929 million.

Business Review

We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

The following table is derived from our unaudited consolidated financial data and sets forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit, calculated by adjusting operating profit for depreciation and amortization, as applicable for each of our business segments, as a percentage of our segment profit on a consolidated basis.

	For the Six Months Ended September 30,
	2012	2013
	(in percentages)
Revenue:

Zinc India	15.0	19.6
Zinc International	5.9	6.4
Oil & Gas	24.8	26.9
Iron Ore	5.2	2.5
Copper	29.7	22.5
Aluminium	13.5	16.0
Power	5.6	6.6
Corporate and others	0.3	(0.5)

Total	100.0	100.0

Operating Profit:
Zinc India	33.7	49.4
Zinc International	1.9	(0.1)
Oil & Gas	46.8	43.8
Iron ore	4.3	(3.5)
Copper	6.5	5.4
Aluminium	1.3	3.4
Power	5.5	1.6
Corporate and others	0.0	0.0

Total	100.0	100.0

Segment Profit(1):
Zinc India	21.4	27.0
Zinc International	5.6	5.6
Oil & Gas	54.0	55.2
Iron Ore	4.7	(0.9)
Copper	4.6	3.7
Aluminium	4.6	6.0
Power	5.1	3.3
Corporate and others	0.0	0.1

Total	100.0	100.0

Note:

(1)	Segment profit is calculated by excluding depreciation and amortization from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods.

The following table reconciles operating profit to segment profit for the periods presented:

	For the Six Months Ended September 30,
	2012		2013		2013
	(in millions)
Zinc India:
Segment result	Rs.	24,962	Rs.	29,214	$466.8
Plus:
Depreciation and amortization	Rs.	2,873	Rs.	3,287	$52.5
Segment profit	Rs.	27,835	Rs.	32,501	$519.3
Zinc International:
Segment result	Rs.	1,386	(Rs.	59)	($0.9)
Plus:
Depreciation and amortization	Rs.	5,975	Rs.	6,951	$111.1
Segment profit	Rs.	7,361	Rs.	6,892	$110.2
Oil and Gas:
Segment result	Rs.	34,620	Rs.	25,838	$412.9
Plus:
Depreciation and amortization	Rs.	35,937	Rs.	40,579	$648.4
Segment profit	Rs.	70,557	Rs.	66,417	$1,061.3
Iron Ore:
Segment result	Rs.	3,159	(Rs.	2,087)	($33.3)
Plus:
Depreciation and amortization	Rs.	3,018	Rs.	1,024	$16.4
Segment profit	Rs.	6,177	(Rs.	1,063)	($16.9)
Copper:
Segment result	Rs.	4,825	Rs.	3,194	$51.0
Plus:
Depreciation and amortization	Rs.	1,200	Rs.	1,218	$19.5
Segment profit	Rs.	6,025	Rs.	4,412	$70.5
Aluminium:
Segment result	Rs.	949	Rs.	2005	$32.0
Plus:
Depreciation and amortization	Rs.	5,087	Rs.	5,176	$82.7
Segment profit	Rs.	6,036	Rs.	7,181	$114.7
Power:
Segment result	Rs.	4,091	Rs.	924	$14.8
Plus:
Depreciation and amortization	Rs.	2,564	Rs.	3,023	$48.3
Segment profit	Rs.	6,655	Rs.	3,947	$63.1
Corporate and Others:
Segment result	(Rs.	18)	(Rs.	7)	($0.1)
Plus:
Depreciation and amortization	Rs.	0	Rs.	120	$1.9
Segment profit	(Rs.	18)	Rs.	113	$1.8

Business Summary

Our company is comprised of the following business segments:

Zinc India. Our fully-integrated zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). In 2012, HZL was one of the top five lead mining companies based on production volumes and in the lowest cost quartile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the fourth largest smelter in the world on a production basis worldwide in 2012, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised second call option to acquire GoI’s stake in Zinc India, although the exercise is currently subject to dispute. HZL is a fully integrated zinc producer with operations including five lead-zinc mines, one rock phosphate mine, four hydrological zinc smelters, two lead smelters, one lead-zinc smelter, four sulphuric acid plants, one silver refinery and six captive power plants in the State of Rajasthan in Northwest India, processing and refining facilities for zinc at Haridwar and for zinc, lead and silver at Pantnagar, both in the State of Uttarkhand and in northern India. HZL’s primary products are zinc and lead ingots. HZL mines supply almost all of its concentrate requirements and also exports surplus zinc and lead concentrates.

Zinc International. In fiscal 2011, Sterlite completed the acquisition of the zinc business of Anglo American Plc which resulted in us owning 100.0% of the Skorpion mines in Namibia, 74.0% of BMM which includes the Black Mountain mine and the Gamsberg project in South Africa and 100.0% of the Lisheen mines in Ireland. The zinc business of Anglo American Plc has been categorized as a separate segment “Zinc International”. The primary products are zinc ingots and zinc and lead concentrate.

Oil & Gas. Our oil and gas business is owned and operated by Cairn India. It has been recognised as the fastest growing energy company in the world by Platts Top 250 Global Energy Company Rankings 2013. Cairn India is primarily engaged in the business of surveying, prospecting, drilling, exploring, acquiring, developing, producing, maintaining, refining, storing, trading, supplying, transporting, marketing, distributing, importing, exporting and generally dealing in minerals, oils, petroleum, gas and related by-products and other incidental activities. Cairn India has a diversified asset base with nine blocks: one in Rajasthan, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa. Sesa Sterlite owns 58.76% of Cairn India along with the associated debt of $ 6.0 billion as on September 30, 2013.

Cairn India’s principal producing asset in India is RJ-ON-90/1 block with three contiguous development areas, totalling 3,111 square kilometres. Cairn India has 70% ownership in this block. Of this 70%, Cairn India Limited has 35% participating interest in its name and the other 35% in Cairn Energy Hydrocarbons Limited, an affiliate of Cairn India. Oil and Natural Gas Corporation Limited (ONGC) holds the remaining 30% participating interest in the block. The relevant Production Sharing Contract (“PSC”) is currently valid till May 2020. Cairn India also operates in the Cambay Basin block which is located in the Cambay Basin offshore of the State of Gujarat in Western India and Ravva field in the Ravva Block which lies in the Krishna Godavari Basin mostly off the coast of the State of Andhra Pradesh in eastern India.

Cairn India produces crude oil of various grades with different degrees and contents, which field it has been and gas.

Iron Ore. Our iron ore business is owned and operated by Sesa Sterlite and Sesa Resources Limited. We are engaged in the exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power used for captive purposes. The mining operations are carried out in Indian states of Goa and Karnataka, which are integrated advantageously with a network of rail cars, barges and transhippers that are primarily used to facilitate the domestic sales and export sales of our ore to foreign customers. At Goa, we have two lease mines, the Codli group of mines which we acquired and the Sonshi group of mines which we have not acquired but are operating as an ore rising contractor. At Karnataka, we have operations at the Narrain mines. Met coke and pig iron is produced at the Amona plant in Goa. Power at the iron ore mines is supplied through government grid supply, generator sets and by GEPL, our wholly owned subsidiary at the Amona plant. The primary product is iron ore.

On August 26, 2011, the Supreme Court of India passed an order banning mining activities in the Chitradurga and Tumkur districts of Karnataka due to alleged environmental violations by miners. In view of this order, Sesa Sterlite’s activities at its Karnataka mine were suspended with immediate effect. On April 18, 2013, this ban was lifted and operations are expected to restart pending certain statutory clearances. In September 2012 and October 2012, the State of Goa and the Supreme Court of India, respectively, ordered the suspension of all mining operations and transportation of iron ore from the mines in the State of Goa due to alleged environmental violations by miners. We filed an appeal before the Supreme Court of India. The Supreme Court on November 11, 2013 permitted electronic auction of the of the iron ore mined before the suspension was imposed on iron ore mining, sale and export operations in Goa in September 2012. The Supreme Court also set up an expert committee, which is expected to suggest the annual cap on the volume of iron ore to be extracted in Goa by February 15, 2014. The operations at both of Sesa Sterlite’s Goa and Karnataka mines are currently suspended.

We also own iron ore assets in Liberia. We acquired 51% of the common shares of Western Cluster Limited (“WCL”) in fiscal 2012 and the remaining 49% in fiscal 2013. WCL’s assets include development rights to the Western Cluster and a network of iron ore deposits in West Africa. We completed 106,000 meters of exploratory drilling by September 2013. We intend to develop the project in a phased manner and are currently evaluating the project feasibility under different scenarios of volume ramp-up and logistics model.

Copper. Our wholly-owned copper business is owned and operated by Sesa Sterlite, Copper Mines of Tasmania and Fujairah Gold. Our copper business is principally one of custom smelting and includes a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. We are one of the two major custom copper smelters in India and have a primary market share of 40% in fiscal 2013, according to the International Copper Promotion Council, India, or ICPCI. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements.

The operations of the copper smelter were temporarily suspended by Tamil Nadu Pollution Control Board (“TNPCB”) in March 2013. The National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations. The plant remained closed for a major duration of the first quarter of fiscal 2014 impacting the revenue and profits of the copper segment. The plant recommenced operations on June 23, 2013. Subsequently, on August 8, 2013, the NGT passed a final order permitting the operation of the copper smelter. Separately, TNPCB has filed an appeal against the interim order passed by the NGT before the Supreme Court, which is currently pending.

Aluminium. The Company’s aluminium business is owned and operated by Sesa Sterlite and Bharat Aluminium Company Limited (“BALCO”). Our aluminium business comprises of two of the four primary producers of aluminium in India, BALCO and Vedanta Aluminium, previously held by Sterlite, which has since been merged into our company, with a combined 48.0% market share by production volume in fiscal 2013 according to Aluminium Association of India (AAI). We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the GoI. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute.

BALCO’s operations include two bauxite mines, two captive power plants (one of which is used to produce power for captive consumption and the other is used for commercial purpose) an alumina refinery, operations of which have been suspended since September 2009, a 245,000 tpa aluminium smelter and a fabrication facility, all of which are located in Korba in the State of Chhattisgarh in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. The mining lease for one of our bauxite mines expired on July 8, 2012. We have applied for the renewal of the mining lease for a further period of ten years from July 2012 and are awaiting the approval from the necessary mining authorities.

BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants in November 2007. Pursuant to the approval received for the diversion of forest land, we currently await the approval for transfer of forest land and execution of the mining lease to commence operations in the coal block. In addition, BALCO is constructing a thermal coal-based 1,200 MW captive power facility, the first 300 MW unit of which is expected to be synchronized in the fourth quarter of fiscal 2014, and the remaining three units, progressively, in subsequent quarters. Further, BALCO commenced setting up its 325,000 tpa aluminium smelter, in the State of Chhattisgarh, which is expected to be completed for first metal tapping by the fourth quarter of fiscal 2014.

Pursuant to the Reorganisation Transactions, Vedanta Aluminium has merged with Sesa Sterlite. The operations include an aluminium smelter of 500,000 tpa capacity and a captive power plant of 1215 MW at Jharsuguda and an alumina refinery of 1 mtpa together with associated captive power plant of 90 MW at Lanjigarh in the State of Orissa in eastern India. We are in the process of setting up another 1,250 ktpa aluminium smelter in Jharsuguda and plan to expand the alumina refining capacity at Lanjigarh to 5 mtpa and the associated captive power plant capacity to 300 MW. The alumina refinery expansion project is currently on hold pending regulatory approvals. Our primary products are aluminium ingots, rods and rolled products.

The Company’s fresh application for environmental clearance, with regard to the alumina expansion project at Lanjigarh, is currently under process. The Ministry of Environment and Forests (“MoEF”) sought certain clarifications from the Government of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, the Company has put the expansion activity on hold. Pursuant to the amnesty scheme announced by the MoEF, the Company has made an application for grant of environmental clearance for the project. The Company continues to operate its existing 1.0 million ton refinery operations.

The MoEF has rejected the forest clearance for Niyamgiri mining project of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to our alumina refinery. With respect to the writ petition filed by the OMC challenging the aforesaid action of the MOEF, the Supreme Court of India on April 18, 2013, directed the State Government of Odisha to place unresolved issues and claims of the local communities before the Gram Sabha, a decision-making body of the affected local communities. The proceedings before the Gram Sabha have been concluded and the MoEF’s decision is awaited.

Power. The power segment includes independent power plants operated by Sesa Sterlite, Talwandi Sabo Power Limited (“TSPL”), wind power by HZL and the power sold from BALCO’s 270MW captive power plant and MALCO. Pursuant to the Reorganisation Transactions, Sterlite Energy has merged into Sesa Sterlite and MALCO’s power business has been sold to Vedanta Aluminium, the name of which has been subsequently changed to MALCO Energy Limited (“MALCO Energy”).

Sesa Sterlite power operations include operations of its 2,400 MW thermal-based commercial power facility in the State of Odisha in eastern India. All the four units are operational. Our current evacuation capacity at the plant is 1,850 MW and we are working towards enhancing it by an additional 1,000MW transmission by fourth quarter of fiscal 2014. Our commercial power generation business also includes 274 MW of wind power plants commissioned by HZL, 100 MW power plant at MALCO Energy and a 270 MW power plant at BALCO’s Korba facility which was previously used for captive use before the shutdown of the 100,000 tpa aluminium smelter at Korba on June 5, 2009. Further, in July 2008, Sterlite Energy was awarded the tender by the Government of Punjab for a project to build a 1,980 MW (comprising three units of 660 MW each) thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India. The first 660 MW unit of the project is expected to be commissioned in the fourth quarter of fiscal 2014.

Corporate and Others. Our other business segment includes infrastructure, paper and other activities.

Passive Foreign Investment Company

As discussed in our annual report on Form 20-F for the financial year ended March 31, 2013, based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2013 is based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. While we will be unable to determine if we are a PFIC until the end of our taxable year ended March 31, 2014, if we are treated as a PFIC, certain adverse United States federal income tax consequences could apply to a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F) holding an ADS or equity share during such year. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections. For more details, refer to “Item 3. Key Information — D. Risk Factors — Risks Relating to our ADSs — We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders” and “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, our cost of production, our production output and mix, government policy in India and other countries of operation and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce , which are based on LME prices in our zinc and aluminium business and other benchmark prices in our oil, gas and iron ore business and by the treatment charge and refining charge (“TcRc”) of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly, including as a result of changes in the supply of and demand for zinc, oil, gas, iron ore, copper and aluminium. While natural resource producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resource producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During the six months ended September 30, 2013, the decline in commodity prices adversely impacted the revenue and operating profit of Sesa Sterlite. Metal and oil prices weakened during the reporting period, impacting our revenues. In the first half of the fiscal year, average prices fell by 9% for copper, 7% for aluminium and 3% for zinc. Average Brent prices were also lower by 2%.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminium. Our zinc business is fully integrated, and its profitability is dependent upon the difference between the LME price of zinc, lead and silver prices and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining, transportation costs, the refining of bauxite into alumina and the smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less the cost of the sourced alumina and our cost of production. During the six months ended September 30, 2013, 85% of BALCO’s alumina requirement and 88% of Vedanta Aluminium’s alumina requirement were imported from third parties, with the rest supplied by Vedanta Aluminium’s alumina refinery at Lanjigarh. From December 2012 to July 2013, operations at Lanjigarh unit were suspended on account of scarcity of bauxite.

The following table sets forth the daily average zinc and aluminium LME prices for the periods ended:

	For the Six Months Ended September 30,
	2012	2013
	(in US Dollars per ton)
Zinc LME	$1,906	$1,850
Lead LME	$1,974	$2,076
Aluminium LME	$1,947	$1,807
Silver LBMA*	$952	$714

*	Silver denominated in $/kg

Crude oil and natural gas

Movements in the price of crude oil and discounts to oil prices based on quality parameters significantly affect Cairn India’s results of operations and declines in crude oil prices may adversely affect our revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely in response to changes in many factors. Lower oil prices may also reduce the economic viability of projects planned or in development. In addition, a fall in the price of oil may result in the impairment of higher cost reserves and other assets which may result in decreased earnings or losses. Historically, prices for crude oil have fluctuated widely. Prices of crude oil extracted from our existing assets follow the benchmark Brent prices.

	For the Six Months Ended September 30,
	2012	2013
	($ per barrel)
Dated Brent	108.9	106.5

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. We sell iron ore under long-term price contracts as well as under ruling spot prices. The prices for iron ore are significantly dependent upon the global and regional imbalances between the demand for and supply of iron ore, worldwide steel-making capacity and transportation costs. Long-term contract prices fluctuate based on the expected supply of and demand for iron ore and the expected steel-making capacity for a period exceeding one year or more, whereas spot prices fluctuate based on short term imbalances between demand and supply. Every quarter, Vale Limited, Rio Tinto plc and BHP Billiton Limited negotiate with major steel manufacturers and set a benchmark price upon which the rest of the world bases its pricing. The profitability of the iron ore business is dependent on its selling price, grade and cost of production which includes cost of extracting, processing iron ore and royalty. As of September 30, 2013, Sesa Sterlite has issued four force majeure letters with respect to four of its long-term ore selling contracts, and all its remaining long-term iron ore selling contracts have expired.

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 94.0% of our copper concentrate requirements during the six months ended September 30, 2013, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid, precious metals and gypsum, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the periods indicated:

	For the Six Months Ended September 30,
	2012	2013
	(in US cents per pound)
Copper TcRc	11.8¢/lb	14.6¢/lb

The LME price of copper affects our profitability for the portion of our copper business where we source copper concentrate from our own mine, which accounted for approximately 6.0% of our copper concentrate requirements during the six months ended September 30, 2013. This proportion is expected to decrease in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2017. The following table sets forth the daily average copper LME price for the periods indicated:

	For the Six Months Ended September 30,
	2012	2013
	(in US Dollars per ton)
Copper LME	$7,785	$7,110

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission (“CERC”) determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity pursuant to an agreement entered into between a generating company and licenses for up to one year. Under the guidelines issued by the Ministry of Power, determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power to Gridco as per power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power market. The power realisation prices for the six months ended September 30, 2013 and September 30, 2012 was Rs. 3.68 per unit and Rs. 3.62 per unit respectively.

India Market Premium

Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.

Hedging

We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

In the oil and gas segment, production costs consist of expenditure incurred towards exploration of gas blocks, production of crude oil and natural gas, including statutory levies, such as cess, royalties and production payments payable pursuant to the PSCs as well as operational expenditures such as costs relating to repairs on, and maintenance of, facilities, power generation and fuel for such facilities, water injection, insurance, health safety and environment cost and storage, transportation and freight of crude oil and natural gas, among others.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price of copper metal for the relevant quotational period less TcRc that we negotiate with our suppliers, including with CMT, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with both external suppliers and CMT exceeds our smelting and refining costs.

For our zinc and iron ore business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our zinc business, ore extraction constitutes a major cost representing approximately thirty percent of the total cost of production. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In iron ore, logistics represents twenty five percentage of the total cost of production. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, where royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process are currently sourced from a combination of long-term and spot contracts. Our iron ore business meets its requirement from Grid (Government Electricity Department) and in case the requirement is not met completely, then it is met by the generators. Our aluminium business, which has high energy consumption due to the power-intensive nature of aluminium smelting operation, sources some of its thermal coal requirement from a subsidiary of Coal India, under a five-year supply agreement entered into in April 2008 in BALCO and in August 2008 for 5 units of 135 MW and in August 2009 for two units of 135 MW for Jharsuguda power plant and the balance through third parties and imports. The contracts entered in August 2008 which was valid until August 2013 have now expired and are currently being negotiated. BALCO sourced 59% and 49% of its coal requirement during the six months ended September 2012 and 2013 respectively under this agreement. Sesa Sterlite aluminium business at Jharsuguda sourced 40.5% and 30.0% of its coal requirement during the six months ended September 2012 and 2013 respectively. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal.

HZL has also been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI, which will enable it to source coal from mines of Coal India (catering to approximately a quarter of its total coal requirements), although access to this coal has been stopped since April 2013. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. BALCO is progressing towards obtaining the second stage forest clearance for the 211.0 million tons coal block. These allocated coal blocks are regarded as non-reserve coal deposits. In October 2008, the Ministry of Coal approved BALCO’s mining plan although certain other approvals including approval for transfer of forest land are still pending. We expect mine development activities to commence upon the receipt of all regulatory approvals. On account of allocation of this coal block, coal supplied by Coal India’s subsidiary to the operational captive power plants of BALCO under the five year supply agreement is reducing progressively. Any change in coal prices or the mix of coal that is utilized, whether the coal is sourced locally or imported, can affect the cost of generating power.

In the commercial generation business, production costs are mainly costs relating to coal and the coal is sourced domestically from various parts of India and through imports. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs

The majority of BALCO’s and CMT’s mining operations, a substantial portion of HZL’s andiron ore’s mining operations and Cairn India’s oil and gas operations and a limited number of functions at Sesa Sterlite’s copper, zinc and aluminium smelting operations are outsourced to third-party contractors The operations and maintenance activities at most of the power facilities are fully outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.

Cost of production is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of:

•	direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); and

•	excludes depreciation and finance costs.

Further these costs are offset for any amounts we receive upon sale of immaterial by-products from such operations. We explain the cost of production for each metal as set forth below:

The following table sets forth cost of production for each of our metals for the periods presented:

	Unit of Measurement	Six months ended September 30
		2012	2013
		(in US Dollars per ton, except as indicated)
Zinc India(1)	$/ MT	992	968
Zinc International(2)	$ / MT	1,090	1,122
Oil and Gas(3)	$/boe	2.64	3.80
Iron Ore(4)	$/WMT	22.5	—
Copper smelting and refining(5)	c/lb	6.3	13.8
Aluminium(6)	$/ MT	1,873	1,702
Power(7)	Rs./Unit	2.23	2.25

(1)	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Revenue earned from by-product, sulphuric acid, is deducted from the cost of production. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal. Our Zinc India segment also includes lead and silver. However, the cost of production presented for Zinc India operations does not include lead and silver.
(2)	Our Zinc International operations consists of the Skorpion mine and refinery in Namibia, Black Mountain Mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production with respect to the Skorpion mine consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching refining and electrowinning process. Skorpion does not produce any material by-products. Black Mountain mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Black Mountain mine consists of direct mining costs, concentrate costs, direct services cost and allocated indirect costs. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. The by-product revenue of lead and silver are credited to the cost of production. Royalties paid is also included in the cost of production. The total cash cost is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production per ton of zinc metal produced zinc metal in zinc concentrate produced.
(3)	In the case of oil and gas, field direct operational expenditure relates to the general production cost, insurance, health safety and environment related cost and the field general and administration cost. The general production cost includes the cost to operate and maintain oil and gas wells, related equipment and facilities to bring oil and gas to the surface and process the crude with any impurities to make it ready to be supplied to the refiners. Statutory levies like cess, royalty, national calamity contingent duty etc are not included in the cost of production. The total cash cost is divided by the total production to calculate the per barrel field cost of production.
(4)	In the case of Iron Ore, cost of operations relates to iron ore mining and processing cost and consists of cost of power, lubricants, fuel and transportation cost. Royalty is paid on mining and this cost is included in determining the cost of production. The total cash cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our Iron ore segment also includes met coke and pig iron. However, the cost of production presented for Iron Ore operations does not include met coke and pig iron.

(5)	In the case of copper, cost of production relates only to our custom smelting and refining operations (and not for our mining operations), and consists of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Revenue earned from the sale of by-product, sulphuric acid, and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.
(6)	In the case of aluminium, cost of production refers to average of cost of production at Sesa Sterlite and BALCO’s smelter. The cost of production includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to determine the cost of production per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating cost of production. Costs of production is divided by the daily average exchange rate for the half year ended September 30, 2013 to calculate the US Dollar cost of production per lb or per ton of metal as reported.
(7)	Cost of production of power for SEL’s power plant (and not for the 274 MW HZL power plant 270 MW BALCO power plant and 100MW MALCO’s power plant ) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating , maintenance and manpower costs. The total costs is divided by the total net units generated to calculate the cost of production per unit of energy produced.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs significantly affected by changes in production volumes in that, higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in the recent years. The following table summarizes our production volumes for our primary products for the periods indicated:

		For the Six Months Ended September 30,
Segment	Product	2012	2013
		(tons)
Zinc India	Zinc	3,24,296	3,70,248
	Lead	58,189	64,450
	Silver	174	204
Zinc International
- Skorpion	Zinc	72,835	69,294
- BMM	Copper(1)	2,116	3,529
	Zinc(1)	22,063	15,834
	Lead(1)	27,022	25,054
Lisheen	Zinc(1)	86,177	74,920
	Lead(1)	11,750	11,268
Oil and Gas	Oil & Gas — Gross (mboe)	38	39
	Oil & Gas — Working Interest (mboe)	23	24
Iron Ore	Iron Ore (million tons)	4	0
Copper	Copper cathode(2)	1,75,165	97,762
	Copper rods	81,420	50,180
Aluminium	Ingots(3)	2,04,904	2,17,885
	Rods	1,47,042	1,49,366
	Rolled Products(4)	29,736	27,585
Power	Power (Million Units)(5)	5,364	5,087

Note:

(1)	Refers to mined metal content in concentrate.
(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Includes captive consumption for project of 126 tons for six months ended September 2012 and 12 tons for six months ended September 2013.
(4)	Includes captive consumption for project of nil tons for six months ended September 2012 and 3 tons for six months ended September 2013.
(5)	Includes production under trial run of 339 million units during the six months ended September 30, 2012 as compared to nil units during the six months ended September 30, 2013.

In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rods and rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate. Any general ban on resource extraction activities by the government of a jurisdiction containing resource extraction operations of us could have the effect of closing or limiting production from its operations. For example, our total iron ore production declined from 3.7 million tons for the six months ended September 30, 2012 to nil for the six months ended September 30, 2013 due to a suspension of mining activities in Goa by an order of the state government of Goa dated September 11, 2012, an order of the Supreme Court of India that has been in effect since October 5, 2012 and a ban on mining activities in Karnataka that was in effect from August 26, 2011 to April 18, 2013.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.

Profit Petroleum

The PSC entered also has a significant impact on our profitability As per the PSC entered into in the Rajasthan Block, the profit Oil or Profit Gas from any Development Area (DA) in any year is shared with the Government of India (“GoI”) at specified percentage determined based on the Investment Multiple achieved as per PSC. Investment Multiple is calculated based on the aggregate value of “Net Cash Income” and aggregate value of “Investment” as defined in the PSC. For fiscal 2014, the profit Oil or Profit Gas being paid to Government is at the rate of 30% for DA-1 and at the rate of 20% for DA-2. At Cambay block, as per the PSC “Profit Petroleum” is to be shared among the Government and the Contractor based on PP tranche applicable for “Post Tax Rate of Return” achieved in previous year. For fiscal 2014, Profit Petroleum Payable is (Lakshmi 45%, Gauri-55% and CBX 60%) to the GoI. At Ravva block, “Profit Petroleum” is to be shared among the Government and the contractor based on PP tranche applicable for “ Post Tax Rate of Return” achieved in previous year. For fiscal 2014, 60% Profit Petroleum payable to the GoI .

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	March 1, 2011 to August 12, 2013	August 13, 2013 to Present
Copper	5.00%	5.00%
Copper concentrate	2.50%	2.50%
Zinc	5.00%	5.00%
Lead	5.00%	5.00%
Silver	6.00%	10.00%
Aluminium	5.00%	5.00%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.0% (prior to February 27, 2010 the CVD was 8.0%, from February 27, 2010 to March 17, 2012 the CVD was 10%) of the assessable value and basic custom duty, which is levied on imports in India. Education cess and secondary and higher education cess on CVD is reduced to nil from March 17, 2012 (prior to March 17, 2012 it was 3% of CVD).

The GoI may reduce or abolish customs duties on copper and aluminium in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition. In February 2011, the import duty on copper concentrate and rock phosphate increased from 2.0% to 2.5% and a 1% excise duty was also imposed on fly ash. The excise duty on fly ash was further increased to 2% vide notification dated February 17, 2012. Further, the GoI imposed a 4% excise duty on silver produced from smelting of zinc and lead and an additional charge of 3.0% on the excise duty effective since March 1, 2013.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Indian exports of copper, aluminium and zinc receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.

As per a notification by the Indian government in 2012 an Import Export Code holder would be entitled for a duty credit scrip at the rate of 2% on the incremental growth during the period of January 2013 to March 2013 compared to the period from January 2012 to March 2012 on the FOB value of exports. The scheme is region specific and covers exports to USA, Europe and Asian countries only. Benefits of the said scheme has been further extended to the fiscal 2014 as per the Foreign Trade Policy 2013.

For the six months ended September 30, 2012 and 2013, exports accounted for 20.0% and 17.0%, respectively, of our Zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2012 to September 20, 2013 (percentage of FOB value of exports)	September 21, 2013 to Present (percentage of FOB value of exports)
Zinc concentrate	1.5%	1.3%
Zinc ingots	2.0%	1.7%
Lead concentrate	1.5%	1.3%

For the six months ended September 30, 2012 and 2013, exports accounted for 54.0% and 46%, respectively, of our copper business’ revenue. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to Present (percentage of FOB value of exports)
Copper cathode	2.0%
Copper rods	2.0%

For the six months ended September 30, 2012 and 2013, exports accounted for 10.0% and 25%, respectively, of our aluminium business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	October 1, 2011 to September 12, 2013	September 13, 2013 to Present
Aluminium ingots	2.0%	1.7%
Aluminium rods	2.0%	1.7%
Aluminium rolled products	3.0%	3.0%

In the case of sales to Focus Markets (as defined herein), export assistance premiums for these products would extend to 3.0% to 4.0% of the FOB value of exports made to the countries specified under the Focus Market Scheme. The Focus Markets Scheme was implemented under Chapter 3 of the Foreign Trade Policy of India in 2009. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain focus markets, including, but not limited to Argentina, Austria, Chile, Cambodia, New Zealand and Bulgaria (“Focus Markets”). The GoI may further reduce export incentives in the future, which would adversely affect our results of operations. The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the Free on Board (“FOB”) value of exports).

Effective from 1 March 2011, the GoI raised export duty on iron ore fines and lumps from 5% and 10% respectively to an even rate of 20%, ad valorem on the FOB value of exports.

Effective from 30 December 2011, the GoI further raised the rate of export duty on iron ore fines and lumps from 20% to 30%.

Taxes and Royalties

Income tax on Indian companies is presently charged, and during the six months ended September 30, 2013 was charged, at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 33.99%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.

Profits of companies in India are subject to either regular income tax or a Minimum Alternate Tax (MAT), whichever is greater. The MAT rate is currently, and during the six months ended September 30, 2013 was, 20.96% of the book profits as prepared under generally accepted accounting principles in India, or Indian GAAP. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 16.995%. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

We currently pay an excise duty of 12.0% (prior to December 6, 2008 the excise duty was 14.0%, from December 6, 2008 to February 23, 2009, the excise duty was 10.0%, from February 24, 2009 to February 26, 2010, the excise duty was 8.0%, from February 27, 2010 to March 16, 2012 the excise duty was 10%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale. We charge the excise duty and additional charge to our domestic customers. We pay excise duty on metallurgical coke at the rate of 6.0% and an additional charge of 3.0% on the excise duty. HZL pays excise duty on silver at the rate of 4.0% and an additional charge of 3.0% on the excise duty.

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and Iron ore. Most significant of these is the royalty that and HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 8.4% with effect from August 13, 2009 (which was with the rate being 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 12.7% (with the rate being 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. The royalties paid by BALCO on extraction of bauxite and royalties paid at our iron ore business are not material to our results of operations. Royalty payable at our iron ore business is at 10% ad valorem, the rate declared by IBM on monthly basis. Royalty is also payable at Cairn India to the State Government of Rajasthan, Andhra Pradesh and Gujarat for the extraction of crude oil and natural gas.

We also pay royalties to the state government of Tasmania in Australia, based on our extraction of copper ore. The royalty is based on the operations at CMT at a rate equal to (a) the sum of (x) 1.9% (1.6% up to December 31, 2011) of the revenue plus (y) 0.4 times the profit multiplied by (b) the profit margin over revenue, subject to a cap of 5.35% (5.0 % up to December 31, 2011) of revenue, effective from January 1, 2012.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•	7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%; and

•	3.5% of turnover for Lisheen. The turnover is identified as gross revenue less smelter deductions, treatment charges, freight and marine insurance charges on a semi annual basis.

There are several tax incentives available to companies operating in India, including the following:

•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly established units in certain geographical areas are entitled to a tax holiday for a specified period

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	profits from newly established undertaking which begins commercial production or refining of mineral oil;

•	renewable energy devices being windmills installed on or before March 31, 2012 are eligible for accelerated depreciation at 80.0%. However, units that have opted for generation based incentive are not eligible for the said accelerated depreciation; and

•	income from investment in mutual funds is exempt from a tax subject to certain deductions.

•	We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within Sesa Sterlite and in some of our operating subsidiaries such as Cairn, BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, has benefited from its 100.0% export unit status, where profits on export sales are exempt from tax for a specified period. The export unit status expired on March 31, 2011. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar and silver refinery, zinc and lead melting casting plant at Pantnagar in the State of Uttarakhand in North India. Cairn’s block at Rajasthan block enjoys tax holiday with respect to its Rajasthan blocks where it has commenced commercial production of mining oil. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions, and HZL has also benefited from establishing wind energy generating projects. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India. In addition, a large part of Sesa Sterlite and HZL’s investment of surplus cash are in tax exempt instruments. Commercial power business also enjoys a tax exemption on their independent power plants for ten years from the date of commencement of their operations. The Vizag port is also subject to favorable tax treatment.

Exchange Rates

We sell commodities that are typically priced by reference to US Dollar prices. However, a majority of our direct costs in our zinc, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian Dollars, South African Rand and Namibian Dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US Dollars. As a result, an increase in the value of the US Dollar compared to the Indian Rupee, and to a lesser extent the Australian Dollar, South African Rand and Namibian Dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US Dollar relative to the Indian Rupee, Australian Dollar, South African Rand and Namibian Dollar has the opposite effect on our results of operations.

The following table sets forth the average value of the Indian Rupee against the US Dollar and the Australian Dollar against the US Dollar for the periods indicated:

	For the Six Months Ended September 30,
	2012		2013
	(per US Dollar)
Indian Rupees	Rs.	54.74	Rs.	59.11
Australian Dollars	AUD	0.98	AUD	1.05
Namibia Dollars	NAD	8.31	NAD	9.73
South African Rand	ZAR	8.20	ZAR	9.73

Source: Reserve Bank of India, oanda.com

The average exchange rate of the Indian Rupee against the US Dollar was Rs. 59.11 per US Dollar during the six months ended September 30, 2013 as compared to Rs. 54.74 per US Dollar during the six months ended September 30, 2012, a depreciation of 8%, which improved our revenues.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the Six Months Ended September 30,
	2012	2013
	(In percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Cost of sales	(75.2)	(77.0)
Gross Profit	24.8	23.0
Other operating income	0.8	(0.3)

Distribution cost	(2.5)	(1.7)
Administration expenses	(2.5)	(2.8)
Operating profit	20.6	18.2
Investment income	4.7	5.8
Finance costs	(7.9)	(16.2)
Profit before taxes	17.4	7.8
Tax expense	(1.5)	0.2
Profit for the period	15.9	8.0
Profit attributable to:
Equity holders of the parent	8.3	3.0
Non-controlling interest	7.6	5.0

Comparison of the six months ended September 30, 2012 and September 30, 2013

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue decreased from Rs.360,487 million during the six months ended September 30, 2012 to Rs.323,868 million ($ 5,175.3 million) during the six months ended September 30, 2013, an decrease of Rs.36,619 million, or 10.2%. Revenue decreased primarily on account of lower commodity prices, the temporary closure of the Tuticorin copper smelter for a quarter and on account of continued mining ban on our Iron Ore business, increase in profit petroleum share of the government from 20% to 30% which was partially offset by higher oil and gas production, increased volume of zinc, lead and silver at Zinc India and higher volumes at our aluminium business. However, the depreciation in Indian Rupee against the US Dollar by 8% contributed in partially offsetting the decline in revenue.

Other operating income decreased from Rs.2,882 million during the six months ended September 30, 2012 to loss of Rs. 1,110 million ($17.7 million) during the six months ended September 30, 2013, a decrease of Rs. 3,992 million, or (138.5)%.

Operating profit decreased from Rs. 73,974 million during the six months ended September 30, 2012 to Rs. 59,022 million ($943.2 million) during the six months ended September 30, 2013, a decrease of Rs. 14,952 million, or 20.2%. The decrease was largely due to lower metal and oil prices, lower volumes from our copper business due to temporary closure of the Tuticorin smelter and continued iron ore mining ban offset by higher volumes from our oil and gas, Zinc India and aluminium businesses, higher realisation due to Rupee depreciation and lower cost of production. The operating profit was also lower for the six months ended September 30, 2013, as the share of profit petroleum charges payable to GoI increased by Rs. 8,275 million ($ 132.2 million), an increase from 20% to 30% at Cairn India. Depreciation costs were higher during the six months ended September 30, 2013 due to impairment of mining reserves in Lisheen of Rs. 2,807 million and higher amortisation costs at Cairn India operations which were in turn due to higher volumes and loss occurring due to currency conversion on account of Rupee depreciation. Operating profit margin decreased from 20.6% during the six months ended September 30, 2012 to 18.2% during the six months ended September 30, 2013.

Factors contributing to the fall in the operating profit were as follows:

•	Cost of sales decreased from Rs. 271,216 million during the six months ended September 30, 2012 to Rs. 249,020 million ($3,979.2 million) during the six months ended September 30, 2013, an decrease of Rs. 22,196 million, or 8.2%. Cost of sales decreased primarily due to decrease in volume of production in iron ore, copper and zinc international operations. Cost of sales as a percentage of revenue increased from 75.2%, during the six months ended September 30, 2012 to 77.0% during the six months ended September 30, 2013.

•	Distribution costs decreased from Rs. 9,122 million during the six months ended September 30, 2012 to Rs. 5,748 million ($91.9 million) during the six months ended September 30, 2013, a decrease of Rs. 3,374 million as the expenses on logistics for our iron ore business was not incurred due to iron ore mining ban.

•	Administration expenses decreased from Rs. 9,057 million in the six months September 30, 2012 to Rs. 8,968 million ($143.3 million) during the six months ended September 30, 2013, a decrease of Rs. 89 million, or 1.0%., As a percentage of revenue, administration expenses increased from 2.5% for the six months ended September 30, 2012 to 2.8% during the six months ended September 30, 2013.

Zinc India

Revenue in the Zinc India segment increased from Rs. 53,872 million during the six months ended September 30, 2012 to Rs. 62,514 million ($998.9 million) during the six months ended September 30, 2013, an increase of Rs.8,642 million, or 16.0%. The increase was primarily on account of increase in production of zinc lead and silver volumes and increase in realization due to Rupee depreciation of 8%, which was offset by lower zinc and lead LME prices. Specifically:

•	zinc ingot production increased from 324,296 tons during the six months ended September 30, 2012 to 370,248 tons during the six months ended September 30, 2013, an increase of 14.2%. The increase was due to significant improvement in the operational efficiency of our smelters and higher mined metal production in accordance with the mine plan. Zinc ingot sales also increased from 322,305 tons during the six months ended September 30, 2012 to 367,813 tons during the six months ended September 30, 2013, an increase of 14.2%, following the increase in the refined metal production.

•	zinc ingot sales in the domestic market increased from 226,303 tons during the six months ended September 30, 2012 to 273,537 tons during the six months ended September 30, 2013, an increase of 20.8%, primarily due to higher premium in the domestic market. Export sales decreased marginally from 96,002 tons during the six months ended September 30, 2012 to 94,276 tons during the six months ended September 30, 2013, a decrease of 1.8%. Our domestic sales as a percentage of total sales increased from 70.2% during the six months ended September 30, 2012 to 74.4% during the six months ended September 30, 2013.

•	the daily average Zinc cash settlement price on the LME decreased from $1,906 per ton during the six months ended September 30, 2012 to $1,850 per ton during the six months ended September 30, 2013, a decrease of 2.9%.

•	Zinc India did not sell any metal concentrate during the six months ended September 30, 2013, as well as six months ended September 30, 2012.

•	lead ingot production increased from 58,189 tons during the six months ended September 30, 2012 to 64,450 tons during the six months ended September 30, 2013, an increase of 10.8%. Lead ingots sales increased from 54,527 tons during the six months ended September 30, 2012 to 60,749 tons during the six months ended September 30, 2013, an increase of 11.4%, in line with the metal production.

•	the daily average Lead cash settlement price on the LME increased from $1,974 per ton during the six months ended September 30, 2012 to $2,076 per ton during the six months ended September 30, 2013, an increase of 5.2%.

•	silver ingot production increased from 173,618 kg during the six months ended September 30, 2012 to 203,842 kg during the six months ended September 30, 2013, an increase of 17.4%, primarily due to higher volumes as per the mine plan and significant improvement in the operational efficiency of our smelters. The daily average silver London Bullion Metal Association (LBMA) price decreased from $952 per kg to $ 714 per kg, a fall of 25.0% during the six months ended September 30, 2013 as compared to the six months ended September 30, 2012. Sale of silver ingots increased from 154,492 kg during the six months ended September 30, 2012 to 182,769 kg during the six months ended September 30, 2013, an increase of 18.3% enabled by the increase in production.

Operating profit in the Zinc India segment increased from Rs. 24,962 million during the six months ended September 30, 2012 to Rs. 29,214 million ($466.8 million) during the six months ended September 30, 2013, an increase of Rs. 4,252 million, or 17.0%. The positive impact was on account of higher zinc, lead and silver volumes, higher export sales realization due to the Rupee depreciation offset by lower LME prices of zinc and lead.

Zinc International

Revenue to external customers in the Zinc International segment decreased from Rs. 21,426 million during the six months ended September 30, 2012 to Rs. 20,839 million ($333.0 million) during the six months ended September 30, 2013, a decrease of Rs. 587 million or 2.7% primarily due to lower zinc lead metal in concentrate production at Lisheen and BMM on account of mine disruptions during the period and lower daily average zinc and lead LME prices offset by gain from currency conversion as a result of the Rupee depreciation against the US Dollar, Specifically:

•	production of refined zinc metal at Skorpion decreased from 72,835 tons during the six months ended September 30, 2012 to 69,294 tons during the six months ended September 30, 2013, a decrease of 3,541 tons or 4.9%.

•	production of zinc metal in concentrate (MIC) from the Lisheen and BMM mines decreased from 108,240 tons during the six months ended September 30, 2012 to 90,754 tons during the six months ended September 30, 2013, a fall of 17,486 tons or 16.2%. Production of lead MIC also decreased from 38,772 tons to 36,322 tons, a decrease of 2,450 tons or 6.3%.

•	the daily average Zinc cash settlement price on the LME decreased from $1,906 per ton during the six months ended September 30, 2012 to $1,850 per ton during the six months ended September 30, 2013, a decrease of 2.9%.

•	the daily average Lead cash settlement price on the LME increased from $1,974 per ton during the six months ended September 30, 2012 to $2,076 per ton during the six months ended September 30, 2013, an increase of 5.2%.

•	production costs marginally increased to $1,122 per ton during the six months ended September 30, 2013 compared to $1,090 per ton during the six months ended September 30, 2012 due to lower volumes in first quarter in Lisheen and BMM and a reduction in the grades of ore grades.

Operating profit in the Zinc International segment decreased from Rs. 1,386 million during the six months ended September 30, 2012 to an operating loss of Rs. 59 million ($1.0 million) during the six months ended September 30, 2013, a decrease of Rs. 1,445 million. The decrease was largely on account of the fall in volumes and lower daily average metal prices and higher production costs. Operating margin decreased from 6.5% during the six months ended September 30, 2012 to negative margin of 0.3% during the six months ended September 30, 2013. The decrease in the prices of zinc have resulted in an impairment charge of $ 48 million ($ 37 million after deferred tax) recorded against the value of mining reserves in Lisheen and consequently the operating profit turned negative.

Oil & Gas

Revenue from external customers in the oil and gas segment decreased from Rs. 89,245 million during the six months ended September 30, 2012 to Rs. 87,184 million ($1393.2 million) during the six months ended September 30, 2013, an increase of Rs. 2,061 million, or 2.4%, primarily due to higher profit payouts to government towards profit petroleum, which increased from 20% to 30%, and marginal fall in oil prices partially offset by increase in daily production of barrels and gains incurred due to currency conversion as a result of Rupee depreciation against the US Dollar. Specifically:

•	Gross Oil and gas production increased from 37.9 mboe during the six months ended September 30, 2012 to 39.0 mboe during the six months ended September 30, 2013, an increase of 2.9%. Working Interest oil and gas production increased from 23.5 mboe during the six months ended September 30, 2012 to 24.2 mboe during the six months ended September 30, 2013, an increase of 2.9%.

•	Entitlement interest (which accrued to Cairn India according to the PSC) on Oil and Gas sales decreased from 16.54 mboe during the six months ended September 30, 2012 to 15.62 mboe during the six months ended September 30, 2013, a decrease of 5.6%, which on account of increase in profit petroleum from 20% to 30%

•	All the oil and gas produced is sold domestically.

•	the daily average oil and gas cash settlement price on the dated brent decreased from $108.9 per boe during the six months ended September 30, 2012 to $106.5 per boe during the six months ended September 30, 2013, a decrease of 2.2%. In accordance with the Rajasthan block Production Sharing Contract, the crude is benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. The implied crude price realised for H1 FY 2013-14 (average of six months up to September 2013) lies within the stated guidance of 8%-13% discount to Brent.

Operating profit in the oil and gas segment decreased from Rs. 34,620 million during the six months ended September 30, 2012 to Rs. 25,838 million ($412.9 million) during the six months ended September 30, 2013, a decrease of Rs. 8,782 million, or 25.3%. This decrease, despite the increased volumes was largely on account of the rise in the profit petroleum share and fall in daily average brent prices offset by gains incurred due to currency conversion as a result of Rupee depreciation against the US Dollar. Operating margin decreased from 38.8% during the six months ended September 30, 2012 to 29.7% during the six months ended September 30, 2013.

Iron Ore

The operations at iron ore remained suspended in both Goa and Karnataka. Revenue from external customers in the iron ore segment decreased from Rs. 18,868 million during the six months ended September 30, 2012 to Rs. 8,245 million ($131.8 million) during the six months ended September 30, 2013, a decrease of Rs. 10,623 million, or 56.3%. Specifically:

•	iron ore production decreased from 3.7 million tons during the six months ended September 30, 2012 to zero tons during the six months ended September 30, 2013.

•	Iron ore sales decreased from 3.5 million tons during the six months ended September 30, 2012 to 0.0 million tons during the six months ended September 30, 2013.

•	Iron ore sales in the domestic market decreased from 0.26 million tons during the six months ended September 30, 2012 to 0.02 million tons during the six months ended September 30, 2013, a decrease of 91%. Our iron ore exports decreased from 3.244 million tons during the six months ended September 30, 2012 to zero tons during the six months ended September 30, 2013.

•	following the commissioning of the new facility, the production of pig iron increased substantially, by 97% to 238,000 tons during the six months ended September 30, 2013 as compared to 117,000 tons million tons during the six months ended September 30, 2013.

Operating profit in the iron ore segment decreased from Rs. 3,159 million during the six months ended September 30, 2012 to an operating loss of Rs. 2,087 million ($33.3 million) during the six months ended September 30, 2013, a decrease of Rs. 5,246 million,. This decrease was on account of suspension of the iron ore operations due to the mining ban.

Copper

Revenue in the copper segment decreased from Rs.107,169 million for the six months ended September 30, 2012 to Rs.72,613 million ($1,160.3 million) for the six months ended September 30, 2013, a decrease of Rs.34,556 million, or 32.2%. This decrease was primarily due to the temporary closure of the Tuticorin smelter facility in the first quarter of 2014. The smelter restarted in the end of June 2014 and is now operating at full capacity, after the National Green Tribunal ruled in our favour. This decrease was partially offset byhigher treatment and refining charges realised for the six months ended September 30, 2013 as compared to the six months ended September 30, 2012 and higher realization on depreciation of the Indian Rupee against the US Dollar by 8.0% over the six months ended September 30, 2013. Lower daily average copper LME prices for the six months ended September 30, 2013 compared to corresponding period of the previous year also negatively impacted the revenue. Specifically:

•	copper cathode production decreased from 175,165 tons during the six months ended September 30, 2012 to 97,762 tons during the six months ended September 30, 2013, a decrease of 44.2%. This was primarily driven by the temporary shutdown of the smelter facility. Copper cathode sales decreased from 91,235 tons during the six months ended September 30, 2012 to 48,065 tons during the six months ended September 30, 2013, an decrease of 47.3%. The decrease in sales was in line with the decrease in production.

•	production of copper rods decreased from 81,420 tons during the six months ended September 30, 2012 to 50,180 tons during the six months ended September 30, 2013, a decrease of 38.4%. Copper rod sales decreased from 80,277 tons during the six months ended September 30, 2012 to 49,328 tons during the six months ended September 30, 2013, a decrease of 38.5%. The decrease in sales was in line with the decrease in production.

•	sales of copper in the Indian market decreased from 94,591 tons during the six months ended September 30, 2012 to 57,769 tons during the six months ended September 30, 2013, a decrease of 38.9%, and our exports decreased from 76,921 tons during the six months ended September 30, 2012 to 39,624 tons during the six months ended September 30, 2013, a decrease of 48.5%. Our domestic sales as a percentage of total sales increased from 55.2% during the six months ended September 30, 2012 to 59.3% during the six months ended September 30, 2013. The daily average copper cash settlement price on the LME decreased from $7,785 per ton during the six months ended September 30, 2012 to $7,710 per ton during the six months ended September 30, 2013, a decrease of 8.7%.

•	net conversion costs increased from 6.3 US cents per pound during the six months ended September 30, 2012 to 13.8 US cents per pound during the six months ended September 30, 2013, primarily on account of lower realisation from sulphuric acid sales and higher power costs and effect of lower volumes on fixed costs.

•	mined metal production from our Australian mine decreased from 12,900 tons during the six months ended September 30, 2012 to 11,806 tons during the six months ended September 30, 2013, a decrease of 8.5%.

Operating profit in the copper segment decreased from Rs. 4,825 million during the six months ended September 30, 2012 to Rs. 3,194 million ($51.0 million) during the six months ended September 30, 2013, a decrease of Rs. 1,631 million, or 33.8%. The decrease in operating profit was primarily due to lower production and higher production costs on account of low by-product realization offset by higher treatment and refining charges. The operating profit was also lower due to lower operating profits at our precious metal and phosphoric acid business in the six months ended September 30, 2013 as compared to the six months ended September 30, 2012.

Aluminium

Revenue from external customers in the aluminium segment increased from Rs. 48,528 million during the six months ended September 30, 2012 to Rs. 51,663 million ($825.6 million) during the six months ended September 30, 2013, an increase of Rs. 3,135 million, or 6.5%, primarily due to higher sales volumes, higher realization on account of Rupee depreciation and increased premium in the export market, though the decrease in the daily average aluminium LME prices during the six months ended September 30, 2013 compared to the six months ended September 30, 2012 had partially controlled the increase in the revenue. Specifically:

•	aluminium production increased from 381,682 tons during the six months ended September 30, 2012 to 394,836 tons during the six months ended September 30, 2013, an increase of 5.5%.

•	aluminium sales increased from 377,468 tons during the six months ended September 30, 2012 to 388,114 tons during the six months ended September 30, 2013, an increase of 2.8%. Sales of aluminium ingots increased from 202,944 tons during the six months ended September 30, 2012 to 215,514 tons during the six months ended September 30, 2013, an increase of 6.2%. Rolled product sales decreased from 28,006 tons during the six months ended September 30, 2012 to 24,662 tons during the six months ended September 30,2013, a decrease of 11.9%. Wire rod sales increased from 146,518 tons during the six months ended September 30, 2012 to 147,938 tons during the six months ended September 30, 2013, an increase of 1%.

•	aluminium sales in the domestic market decreased from 331,441 tons during the six months ended September 30, 2012 to 285,930 tons during the six months ended September 30, 2013, a decrease of 13.7%. Our aluminium exports increased from 46,027 tons during the six months ended September 30, 2012 to 102,184 tons during the six months ended September 30, 2013 due to lower offtake in the domestic market. We endeavor to sell as large a quantity of our products domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales decreased from 87.8% during the six months ended September 30, 2012 to 73.7% during the six months ended September 30, 2013.

•	the daily average aluminium cash settlement price on the LME decreased from $1,947 per ton during the six months ended September 30, 2012 to $1,807 per ton during the six months ended September 30, 2013, a decrease of 7.2%.

•	the premiums increased by $140 per ton during the six months ended September 30, 2013 as compared to the premium realised during the six months ended September 30, 2012, due to tightness in the physical market.

Operating profit in the aluminium segment increased from Rs. 949 million during the six months ended September 30, 2012 to Rs. 2,005 million ($32.0 million) during the six months ended September 30, 2013, an increase of Rs. 1,056 million, or 111.3%. This increase was primarily on account of higher volumes, higher realisation on account of Rupee depreciation over the US Dollar and lower cost of production offset by lower aluminium LME prices. The cost of production at Jharsuguda smelter was lower due to improved coal sourcing and operational efficiencies partially offset by higher alumina cost. At BALCO, aluminium cost of production was higher on account of higher alumina costs and further tapering of coal linkage, partially offset by lower specific power consumption and other operational efficiencies. Operating margin increased from 2.0% during the six months ended September 30, 2012 to 3.9% during the six months ended September 30, 2013.

Power

Revenue from external customers in the power segment increased from Rs. 18,691 million during the six months ended September 30, 2012 to Rs. 20,363 million ($325.4 million) during the six months ended September 30, 2013, an increase of Rs. 1,672 million or 8.9%, on account of higher power sales from Sesa Sterlite’s 2400MW due to commercialization of the fourth unit at Sesa Sterlite, which was partially offset by lower sales at BALCO 270MW on account of lower market demand and lower generation at HZL wind power plants. Specifically:

•	Power sold increased from 5,024 million units (MU) during the six months ended September 30, 2012 to 5,086 MU during the six months ended September 30, 2013, an increase of 1.2%. The increase was on account of the commencement of the fourth unit of the 2,400 MW power plant in Jharsuguda which was set off by lower sales at BALCO on account of lower market demand and lower generation at HZL wind power plants.

•	the average power realization increased from Rs. 3.62 per unit during the six months ended September 30, 2012 to Rs. 3.68 per unit during the six months ended September 30, 2013, an increase of 1.8%.

•	The cost of production at Sesa Sterlite power plant marginally increased from Rs 2.23 per unit for the six months ended September 2012 to Rs 2.25 per unit for the six months ended September 2013.

Operating profit in the power segment decreased from Rs. 4,091 million during the six months ended September 30, 2012 to Rs. 924 million ($14.8 million) during the six months ended September 30, 2013, an decrease of Rs. 3,167 million, primarily due to additional losses of Rs. 2,373 million on foreign exchange payables at Talwandi Sabo Power Limited due to Rupee depreciation against the US Dollar as compared to the previous period, and higher depreciation at Sesa Sterlite due to capitalisation of fourth unit of 600MW in March 2013. Operating margin decreased from 21.9% during the six months ended September 30, 2012 to 4.5% during the six months ended September 30, 2013, which was marginally offset by increase in sales volume.

Investment Revenue

Investment revenue increased from Rs. 17,010 million during the six months ended September 30, 2012 to Rs. 18,805 million ($300.5 million) during the six months ended September 30, 2013, an increase of Rs. 1,795 million, or 10.6%, due to an increase in investments and generation of higher returns on investments mainly in Cairn India.

Finance costs

Finance costs increased from Rs. 28,541 million during the six months ended September 30, 2012 to Rs. 52,015 million ($831.2 million) during the six months ended September 30, 2013, an increase of Rs. 23,474 million or 82.3%. The increase in finance cost was primarily due to higher mark to market foreign exchange loss on borrowings on account of depreciation of the Indian Rupee, higher interest cost on account of increase in our outstanding debt in six months ended September 30, 2013 as compared to the six months ended September 30, 2012 and higher interest charge due to cessation of capitalization of borrowing cost at Jharsuguda plant due to delay in commissioning and also capitalization of all units of the 2400MW plant at Jharsuguda.

Tax expense

Tax expense decreased from Rs. 5,275 million during the six months ended September 30, 2012 to a tax credit of Rs. 521 million ($22.9 million) during the six months ended September 30, 2013. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes decreased from 8.4% during the six months ended September 30, 2012 to a credit of 2.0% during the six months ended September 30, 2013. The tax credit was due to reversal of current tax charge booked in the earlier years due to reorganisation transactions made effective during the six months ended September 30, 2013.

Non-controlling interest

Profit attributable to non-controlling interest decreased from Rs. 27,253 million during the six months ended September 30, 2012 to Rs. 16,391 million ($261.9 million) during the six months ended September 30, 2013, a decrease of Rs. 10,862 million, or 39.9%. This decrease was mainly on account of decrease in the profit earned during the six months ended September 30, 2013. Non-controlling interest as a percentage of profit was at 62.2% for six months ended September 30, 2013 as compared to 47.7% for six months ended September 30, 2012.

Liquidity and Capital

As of September 30, 2013, we had cash and short-term investments and deposits (excluding restricted cash) totaling Rs. 496,507 million ($7,934.0 million), short term borrowings of Rs. 148,646 million ($2375.3 million) and long term borrowings of Rs. 587,378 million ($9,386.0 million). Sesa Sterlite had, on a standalone basis, cash and short-term investments totaling Rs. 36,869.2 million ($589.2 million) and borrowings of Rs. 414,500 million ($6,623.5 million).

The cash flow summary of net cash provided or used for the period indicated:

	For the Six Months Ended September 30,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Net cash provided by/ (used in):
Operating activities	63,087	5,974	95.5
Investing activities	(105,397)	(39,013)	(623.4)
Financing activities	14,973	29,877	477.4

Net Cash Provided by Operating Activities

Net cash from continuing operating activities was Rs. 5,974 million ($95.5 million) during the six months ended September 30, 2013 as compared to net cash from continuing operating activities of Rs. 63,087 million during the six months ended September 30, 2012. Net decrease in cash flows from operating activities was mainly due to following reasons:

•	net purchase of short term investments of Rs. 60,046 million ($959.5 million) during the six months ended September 2013 compared to net proceeds of short term investments of Rs. 7,925 million during the six months ended September 2012.

•	The cash used in operating assets and liabilities (working capital) during the six months ended September 2013 was Rs. 18,354 million ($293.3 million) compared to cash used of Rs 37,502 million during the six months ended September 2012.

•	Interest paid of Rs. 22,775 million ($363.9 million) during the six months ended September 2013 compared to Rs. 23,443 million during the six months ended September 2012.

•	Interest received of Rs. 6,557 million ($104.8 million) during the six months ended September 2013 compared to Rs. 6,189 million during the six months ended September 2012.

•	Income tax paid of Rs. 24,954 million ($398.8 million) during the six months ended September 2013 compared to Rs. 18,245 million during the six months ended September 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 39,013 million ($623.4 million) during the six months ended September 30, 2013 as compared to Rs. 105,397 million during the six months ended September 30, 2012. The net cash used in investing activities was lower due to:

•	Net cash inflow Rs. 3,929 million ($62.8 million) during the six months ended September 2013 as compared to net cash outflow of Rs. 59,747 million during the six months ended September 2012.

•	Lower cash used in our expansion projects of Rs. 38,785 million ($619.8 million) during the six months ended September 2013 as compared to Rs. 40,834 million during the six months ended September 2012.

•	Net cash outflow to related parties of Rs. 3,645 million ($58.2 million) during the six months ended September 2013 as compared to net cash outflow of Rs. 6,590 million during the six months ended September 2012.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was Rs. 29,877 million ($477.4 million) during the six months ended September 30, 2013 compared to net cash provided of Rs. 14,973 million during the six months ended September 30, 2012 primarily on account of:

•	Net cash outflow from long term and short term debts (other than working capital, acceptances and related party debt) of Rs. 53,941 million ( $ 862 million) during the six months ended September 2013 as compared net cash inflow of Rs. 8,077 million during the six months ended September 30, 2012.

•	Net cash inflow from working capital and acceptances of Rs. 9,491 million ( $ 151.7 million) during the six months ended September 2013 as compared net cash inflow of Rs. 11,961 million during the six months ended September 30, 2012.

•	Net cash inflow from loan from related party of Rs. 88,028 million ($ 1,406.7 million) during the six months ended September 2013 as compared net cash inflow of Rs. 2,333 million during the six months ended September 30, 2012.

•	Payment of dividends of Rs. 13,701 million ($218.9 million) during the six months ended September 2013 as compared to Rs. 7,398 million during the six months ended September 30, 2012.

We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 147,872 million ($2,362.9 million) as of September 30, 2013.

Qualitative Disclosures about Market Risk

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibian Dollar, South African Rand and Australian Dollar against the US Dollar.

Exposure on foreign currency is managed through a hedging policy, which is reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed. Natural hedges available in the business are identified at each entity level and hedges are placed only for net exposure of currency. Short term net exposures are hedged progressively based on their maturity. Longer exposures beyond one year are usually not hedged.

We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian Dollar against the US Dollar in line with our risk management policy. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian Dollars, we strive to retain our surplus funds in US Dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.

Hedging activities in India are governed by the Reserve Bank of India, or (RBI), with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.

We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. Our short-term borrowing is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US Dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk

Commodity Price Risk

We are exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that we produce and sell will have an immediate and direct impact on the profitability of our businesses. We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year.

Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact on the effectiveness with which we manage commodity price risk.

We have in the past held or issued derivative instruments such forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.

We are also exposed to the movement of international crude oil price and the discount in the price of Rajasthan crude oil to Brent price.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 24, 2013

SESA STERLITE LIMITED

By:	/s/ C.D Chitnis
Name:	C.D. Chitnis
Title:	Company Secretary